 GlycoMimetics, Inc.







Improving people's lives
through exceptional science
and resilient innovation

ANNUAL REPORT | 2022



GlycoMimetics is a late clinical-stage biotechnoloy company discovering and developing glycobiology-based therapies for cancers and inflammatory diseases. Additional information may be found at www.glycomimetics.com.



GlycoMimetics, Inc.



Letter from Our President and Chief Executive Officer

Dear Shareholders and Friends,

In 2022, we demonstrated resilience in driving forward our organizational evolution, as we moved toward becoming a commercial-stage company poised to deliver important medicines to patients with significant unmet needs. This progress was led by the advancement of our pivotal Phase 3 study of uproleselan in combination with chemotherapy in patients with relapsed/refractory (R/R) acute myeloid leukemia (AML). Last fall, based on the slower accumulation of blinded pooled survival events needed for the overall survival events trigger, we recognized an ethical need to address the possibility that this slowdown in patient events may relate to benefit from uproleselan study therapy. Following consultation with medical experts, we aligned with the U.S. Food and Drug Administration to conduct an interim utility analysis at approximately 80% of planned survival events to our Phase 3 study protocol using a conservative statistical threshold in order to preserve the statistical integrity of the originally planned final overall survival analysis.

The planned interim analysis was conducted in February 2023 by an independent Data Monitoring Committee which recommended we continue the study to its originally planned final analysis, while noting there were no safety concerns. We are encouraged by this continued support of uproleselan's strong safety profile and the fact that patients are living longer than expected. As of March 2023, the median follow-up was greater than 25 months, which is remarkable in AML studies. In fact, this study is on track to have the longest follow-up of any study in R/R AML at the time of primary analysis at potentially more than three years, far longer than the 6-7 month lifespan typically expected for these patients. While there can be no guarantees, for these reasons and others, we remain optimistic about uproleselan and its potential to improve overall survival in R/R AML. We are looking forward to the final survival event trigger which, based on our latest report and reflecting the longer follow-up duration, is expected to occur within the first half of 2024.

R/R AML continues to claim far too many lives, and I am incredibly proud to be part of the dedicated team at GlycoMimetics working to transform outcomes and establish a new potential standard-of-care for this patient population. Along with the strong momentum in our Phase 3 study, we have been pleased to see the robust progress made by the clinical community in the ongoing investigator-sponsored studies of uproleselan. At the American Society of Hematology (ASH) Annual Meeting in December, our investigator partners at University of California-Davis and MD Anderson Cancer Center presented the first clinical

continued...

uproleselan data generated outside of the company-sponsored Phase 3 study, including data from R/R and frontline fit patients. Encouragingly, the results indicated a tolerable safety profile for uproleselan and showed promising evidence of disease activity. The results of these studies offer exciting opportunities to potentially expand the clinical utility of uproleselan across AML disease indications and other hematologic malignancies, if approved, and we are grateful to our clinical partners for their efforts.

Our collaborators at the National Cancer Institute (NCI) also remain on track with their Phase 2/3 study in frontline newly diagnosed AML patients who are age 60 and above. The NCI completed enrollment of the Phase 2 portion of the study in December 2021, and per protocol, they have suspended further enrollment in anticipation of their planned interim analysis of event-free survival. We plan to share the outcome of this interim analysis when available, and though the result is independent from that of our own pivotal Phase 3 study, we welcome the opportunity to potentially expand the potential indications for uproleselan to include frontline AML.

In 2021 we started adding key leaders, such as Dr. Lisa DeLuca as our Regulatory Affairs and Quality head, to usher complementary skill sets to our organization that enhance our transformational journey towards potential commercialization. As of 2022, I was delighted to welcome additional leaders including Bruce Johnson as Chief Commercial Officer, Edwin Rock, M.D., Ph.D., as Chief Medical Officer and Chinmaya Rath as Chief Business Officer. At this crucial point in our company's life cycle, strong clinical and commercial leadership is more essential than ever, and Bruce, Ed, and Chinmaya have each proven to be invaluable leaders. Ed provides critical oversight, strategic guidance, and regulatory insights as we advance through the late stages of clinical development, while Chinmaya applies his expertise from over two decades at biotech and pharmaceutical companies to oversee our corporate strategy and early-stage pipeline programs. In parallel, Bruce and his team remain hard at work educating the market on uproleselan's differentiated mechanism of action, driving awareness of unmet medical needs in R/R AML and leading key commercial readiness activities. As a result of these ongoing pre-commercial efforts, we are well-positioned to deliver uproleselan, if approved, to patients in need.

I would like to express my sincere gratitude to our employees, clinicians, patients, partners, and shareholders— 2023 is an important year for GlycoMimetics, and we deeply appreciate your continued support of our mission to drive benefit for patients with cancers and inflammatory diseases.

Sincerely,



Harout Semerjian
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission file number 001-36177

GlycoMimetics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**06-1686563**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
9708 Medical Center Drive	
Rockville, Maryland	**20850**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (240) 243-1201

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on which Registered
Common Stock, $0.001 par value	GLYC	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2022, the last business day of the registrant's last completed second quarter, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $30.9 million based on the closing price of the registrant's Common Stock, as reported by the Nasdaq Global Market, on such date.

At March 27, 2023, 64,245,224 shares of GlycoMimetics, Inc.'s Common Stock, $0.001 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of GlycoMimetics, Inc.'s definitive proxy statement, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, for its 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or this Annual Report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

- our plans to develop and commercialize our glycomimetic drug candidates;

- our and our collaborators' ongoing and planned clinical trials for our drug candidates, including the timing of initiation of and enrollment in the trials, the timing of availability of data from the trials and the anticipated results of the trials;

- the timing of and our ability to obtain and maintain regulatory approvals for our drug candidates;

- the clinical utility of our drug candidates;

- our commercialization, marketing and manufacturing capabilities and strategy;

- our intellectual property position;

- our ability to identify additional drug candidates with significant commercial potential that are consistent with our commercial objectives;

- our estimates regarding future revenues, expenses and needs for additional financing; and

- our beliefs that our capital resources will be sufficient to meet our anticipated cash requirements through the fourth quarter of 2024.

You should refer to Item 1A. "Risk Factors" section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

SELECTED RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline.

Among these important risks are the following:

- We have incurred significant losses since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

- We will need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we may not be able to continue as a going concern and could be forced to delay, reduce or eliminate our drug development programs or potential commercialization efforts.

- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our drug candidates.

- We have only one drug candidate in a late-stage clinical trial. If we or our collaborators are unable to commercialize our drug candidates or experience significant delays in doing so, our business will be materially harmed.

- Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

- Our business could be adversely impacted by the effects of health epidemics or pandemics in regions where we or third parties on whom we rely have significant manufacturing facilities, clinical trial sites or other business operations.

- If serious adverse or unacceptable side effects are identified during the development of our drug candidates, we may need to abandon or limit the development of some of our drug candidates.

- We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

- Our success depends in part on current and future collaborations. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

- We expect to rely on third parties to conduct our future clinical trials for drug candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

- We contract with third parties for the manufacturing of our drug candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or drugs, or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

- We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our drug candidates in sufficient quality and quantity, which would delay or prevent us from conducting our ongoing and planned clinical trials and developing our drug candidates.

- Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

- We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

- If we are unable to obtain and maintain patent protection for our drug candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize drug candidates similar or identical to ours, and our ability to successfully commercialize our drug candidates may be impaired.

- If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- If we or our collaborators are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we or they will not be able to commercialize our drug candidates and our ability to generate revenue will be materially impaired.

- Even though we have obtained Orphan Drug designation for several of our drug candidates, we may not be able to obtain orphan drug marketing exclusivity for these or any of our other drug candidates.

- The FDA fast track designation and additional Breakthrough Therapy designation for uproleselan may not actually lead to a faster development or regulatory review or approval process.

- Failure to obtain marketing approval in international jurisdictions would prevent our drug candidates from being marketed abroad.

- A variety of risks associated with developing and marketing our drug candidates internationally could hurt our business.

- Any drug candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may therefore be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our drug candidates, when and if any of them are approved.

- Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

- Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.

- Our business could be adversely impacted if significant disruptions of our, or our contractors' or vendors', information technology systems or data security incidents occur.

- Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

TABLE OF CONTENTS

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PART I

ITEM 1. BUSINESS

Company Overview

We are a late-stage clinical development biotechnology company focused on improving the lives of people living with cancer and inflammatory diseases by leveraging the inhibition of carbohydrate interactions that occur on the surface of cells. We are developing a pipeline of proprietary glycomimetics, which are small molecules that mimic the structure of carbohydrates involved in important biological processes, to inhibit disease-related functions of carbohydrates such as the roles they play in inflammation, cancer and infection. We believe this represents an innovative approach to drug discovery to treat a wide range of diseases. We are focusing our efforts on drug candidates for diseases that we believe will qualify for Orphan Drug designation.

Our proprietary glycomimetics platform is based on our expertise in carbohydrate chemistry and our understanding of the role carbohydrates play in key biological processes. Most human proteins are modified by the addition of complex carbohydrate structures to the surface of such proteins, which affects the functions of the proteins and their interactions with other molecules. Our research and development efforts have focused on drug candidates targeting selectins, which are proteins that serve as adhesion molecules and bind to carbohydrates that are involved in the inflammatory component and progression of a wide range of diseases, including hematologic disorders, cancer and cardiovascular disease. For example, we believe that members of the selectin family play a key role in tumor metastasis and resistance to chemotherapy. Inhibiting specific carbohydrates from binding to selectins has long been viewed as a potentially attractive approach for therapeutic intervention. The ability to successfully develop drug-like carbohydrate compounds that inhibit binding with selectins, known as selectin antagonists, has historically been limited by their potency and the complexities of carbohydrate chemistry. We believe our expertise in the rational design of potent glycomimetic antagonists with drug-like properties and in carbohydrate chemistry enables us to identify highly effective selectin antagonists and other glycomimetics that may inhibit the disease-related functions of certain carbohydrates in order to develop novel drug candidates to address orphan diseases with high unmet medical need.

Overview of Our Drug Candidates

Our current drug candidates are summarized below. We have retained the worldwide development and commercialization rights to each of our drug candidates, except with respect to uproleselan and GMI-1687, for which we have exclusively licensed development and commercialization rights to Apollomics (Hong Kong) Limited, or Apollomics, in Mainland China, Hong Kong, Macau and Taiwan, collectively referred to as Greater China.

Uproleselan

We are developing uproleselan, a specific E-selectin antagonist, to be used in combination with chemotherapy to treat patients with acute myeloid leukemia, or AML, a life-threatening hematologic cancer, and potentially other hematologic cancers. Uproleselan has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, or FDA, for the treatment of adults with relapsed or refractory AML. In addition, uproleselan has received Orphan Drug designation from the FDA and the European Commission for the treatment of AML.

E-selectin plays a critical role in binding cancer cells within vascular niches in the bone marrow, which prevents the cells from entering circulation where they can be more readily killed by chemotherapy. In animal studies, uproleselan mobilized AML cancer cells out of the bone marrow, making them more sensitive to chemotherapy. In these studies, tumor burden was significantly reduced in the animals treated with a combination of chemotherapy and uproleselan as compared to animals treated with chemotherapy alone. In addition, the combination of uproleselan with chemotherapy resulted in improved survival rates for the treated animals compared to chemotherapy alone. In other animal studies, uproleselan appeared to also protect normal cells from some of the side effects of chemotherapy. Common side effects of chemotherapy include bone marrow toxicity resulting in neutropenia, which is an abnormally low number of neutrophils, the white blood cells that serve as the primary defense against infection, and mucositis, which is the inflammation and sloughing of the mucous membranes lining the digestive tract. Animals treated with uproleselan and chemotherapy had less severe neutropenia and mucositis and lower bone marrow toxicity as compared to animals treated with chemotherapy alone. We believe that treatment with uproleselan results in lower bone marrow toxicity due to its inhibition of E-selectin, which inhibition makes stem cells in the bone marrow divide less frequently, thereby protecting them from chemotherapy agents that target rapidly dividing cells.

We completed an initial Phase 1 trial in healthy volunteers for uproleselan and in 2017 we completed enrollment in a Phase 1/2 clinical trial in patients with either relapsed/refractory or de novo/secondary AML. Final efficacy and safety data from this Phase 1/2 trial were published in the journal *BLOOD* in September 2021, with scientists highlighting an enhanced depth of response following addition of uproleselan to salvage therapy, as indicated by the high remission rates observed in the trial compared to historical experience with salvage chemotherapy alone and 69% rate of minimal residual disease, or MRD, negativity in evaluable trial participants with relapsed/refractory AML.

In 2018, we dosed the first patient in a Phase 3 clinical trial to evaluate uproleselan in adults with relapsed/refractory AML. In 2021, we completed enrollment of 388 patients in a randomized, double-blind, placebo-controlled Phase 3 pivotal clinical trial to evaluate uproleselan in individuals with relapsed/refractory AML, the design of which was based on guidance received from the FDA.

In September 2022, we submitted a request to the FDA to amend the protocol for the trial to conduct an interim analysis and have the findings reviewed by the trial's Independent Data Monitoring Committee, or IDMC, as blinded pooled survival data showed patients living longer than expected based on the historical benchmarks used to design the study. The statistical plan agreed to with the FDA was for the IDMC to review efficacy and safety data at 80% of survival events, which event threshold was reached at the end of 2022. When designing the interim analysis, we amended the protocol to create the opportunity to achieve unblinding at approximately 80% of survival events while maintaining the statistical integrity of the final analysis should the IDMC recommend the study continue to the final overall events trigger. The interim analysis plan required a high statistical threshold to be met for the IDMC to recommend unblinding, reserving approximately 95% of the study's statistical power for the final analysis.

 In February 2023, the IDMC reviewed the interim utility analysis and recommended that the pivotal Phase 3 clinical trial continue to the originally planned final overall analysis. Based on current projections, we anticipate reaching the overall survival events trigger in the first half of 2024, with top line data disclosure soon thereafter. As the trial progresses during 2023, we will continue our preparation for a potential filing of a New Drug Application, or NDA, with the FDA.

In May 2018, we signed a Cooperative Research and Development Agreement, or CRADA, with the National Cancer Institute, or NCI, part of the National Institutes of Health. Under the terms of the CRADA, we are collaborating with both the NCI and the Alliance for Clinical Trials in Oncology to conduct a randomized, controlled clinical trial evaluating the addition of uproleselan to a standard cytarabine/daunorubicin chemotherapy regimen (7&3) in older adults with previously untreated AML who are eligible for intensive chemotherapy. The first patient in this Phase 2/3 NCI-sponsored trial was dosed in April 2019. Enrollment of 267 patients in the Phase 2 portion was completed in December 2021. There is a planned interim analysis that will evaluate event-free survival and whether the pre-specified threshold for continuing to Phase 3 has been met. The trial may also provide support for regulatory filings, if the results of the planned interim analysis are sufficiently positive.

GMI-1687

We have rationally designed an innovative antagonist of E-selectin, GMI-1687, that could be suitable for subcutaneous administration. Initially developed as a potential life-cycle extension to uproleselan, when given by subcutaneous injection in animal models, GMI-1687 has been observed to have equivalent activity to uproleselan, but at an approximately 1,000-fold lower dose. We believe that GMI-1687 could be developed to broaden the clinical usefulness of an E-selectin antagonist to conditions where outpatient treatment is preferred or required.

In September 2020 at the virtual meeting of the Foundation for Sickle Cell Disease Research, or FSCDR, we gave an oral presentation on an abstract containing data on GMI-1687, which included data from a preclinical model showing the drug candidate's potential as a subcutaneously administered treatment for vaso-occlusive crisis, or VOC, a common complication of sickle cell disease, or SCD. In May 2022, we filed an investigational new drug application, or IND, for GMI-1687 as a potential treatment for VOC, and received the "safe to proceed" letter from the FDA in June 2022.

Galectin Antagonists (GMI-2093)

Galectin-3 is a carbohydrate-binding protein whose expression has been shown to play a central role in fibrosis and cancer. Galectin-3 has been linked to a number of biologic processes including inflammation, aberrant cell activation and proliferation (macrophages, neutrophils, and mast cells), fibrogenesis and ultimately, organ dysfunction. Experimental data have implicated galectin-3 in a variety of diseases across a number of organ systems, including liver, kidney, lung, eye and heart. Current research also indicates that galectin-3 has important roles in modulating the immune and inflammatory response to cancer that contributes to neoplastic transformation, tumor cell survival, angiogenesis and metastasis.

Applying our understanding of carbohydrate biology and chemistry, we have rationally designed several high-potency, selective, small-molecule glycomimetic antagonists of galectin-3. In our preclinical studies, our galectin-3 antagonists have augmented antitumor activity of checkpoint inhibitors and prevented fibrosis following organ damage, which we believe makes them promising therapeutic targets for further evaluation and development. In March 2022, we selected a lead galectin drug candidate, GMI-2093, for evaluation in preclinical studies. We are currently evaluating options for further development of GMI-2093 as a potential treatment for fibrosis and in oncology indications.

GMI-1359

We previously conducted a Phase 1 clinical trial of another glycomimetic drug candidate, GMI-1359, that simultaneously targets both E-selectin and a chemokine receptor known as CXCR4. Since E-selectin and CXCR4 are implicated in the retention of cancer cells in the bone and bone marrow, we believe that targeting both E-selectin and CXCR4 with a single compound could improve efficacy in the treatment of cancers that affect the bone and bone marrow, including solid tumors that have a propensity to metastasize to bone. In January 2020, the FDA granted GMI-1359 Orphan Drug designation and Rare Pediatric Disease designation for the treatment of osteosarcoma, a rare cancer affecting approximately 900 adolescents each year in the United States. In August 2022, we deactivated the existing GMI-1359 INDs but are seeking a licensing partner to continue clinical development of this drug candidate.

Our Strategy

Our goal is to be the leader in the discovery, development and commercialization of novel glycomimetic drugs to address unmet medical needs resulting from diseases in which carbohydrate biology plays a key role. Leveraging the potentially broad applicability of our proprietary glycomimetics platform, our initial focus is to internally develop and advance orphan drug candidates targeted at hematologic cancers and other diseases, and to out-license any drug candidates we may develop that are targeted at larger market opportunities. The key elements of our strategy are to:

- *Complete clinical development of and obtain regulatory approval for uproleselan for the treatment of adults with relapsed/refractory AML.* In November 2021, we completed enrollment in a randomized, double-blind, placebo-controlled Phase 3 clinical trial to evaluate uproleselan in adults with relapsed/refractory AML. Trial design was aligned with guidance received from the FDA. In this single pivotal trial, we enrolled 388 adult patients with relapsed or refractory AML at centers in the United States, Canada, Europe and Australia. Based on current projections, we anticipate reaching the overall survival events trigger in the first half of 2024, with top line data disclosure soon thereafter. If results from this Phase 3 clinical trial are positive, we plan to apply for regulatory approval from the FDA and potentially the European Medicines Agency, or EMA.

- *Explore the potential use of uproleselan in other AML patient populations through third-party collaborations.* We are currently collaborating with the NCI on a Phase 2/3 clinical trial of uproleselan in previously untreated older adults with AML who are fit for intensive chemotherapy. Under the terms of our collaboration, the NCI may fund additional research, including clinical trials of pediatric patients with AML as well as preclinical experiments and clinical trials evaluating alternative chemotherapy regimens.

- *Expand the potential use of our E-selectin antagonists (uproleselan and GMI-1687) in other select territories through out-licensing arrangements.* In January 2020, we entered into an exclusive collaboration and license agreement with Apollomics for the development and commercialization of uproleselan and GMI-1687 in Greater China. Apollomics will be responsible at its cost for clinical development and commercialization of uproleselan in Greater China, and will work with us to advance the preclinical and clinical development of GMI-1687. We have also entered into separate agreements to provide clinical and commercial supplies of uproleselan and GMI-1687 to Apollomics, and we retain all rights for both compounds in the rest of the world.

- *Advance the development of GMI-1687 for the treatment of acute VOC and hematologic malignancies, alone or with a licensing partner.* We plan to develop our selectin antagonists for the treatment of acute VOC in patients with SCD and as a life-cycle extension to uproleselan in additional hematologic malignancies. We received clearance from the FDA for our IND for the treatment of acute VOC to the FDA in June 2022.

- *Seek a licensing partner to advance the clinical development of GMI-1359 for the treatment of cancers that affect the bone and bone marrow.* In the fourth quarter of 2021, we terminated a Phase 1b trial of GMI-1359 in hormone receptor positive breast cancer patients whose tumors had spread to bone and have deactivated the GMI-1359 IND as of August 2022. We are not currently developing GMI-1359, but are seeking a licensing partner to continue clinical development of this drug candidate.

- *Apply our insights and our glycomimetics platform to other carbohydrate targets beyond selectins*. We have identified additional opportunities where carbohydrates play critical roles in disease processes and where we believe we can apply our platform to create targeted glycomimetic drugs. We have designed antagonists that specifically block binding of galectin-3 to carbohydrate structures. We have identified a highly potent galectin-3 compound that potentially could be administered orally and plan to conduct additional preclinical studies to further characterize effects of galectin-3 antagonists on inflammation and fibrosis, as well as immune processes.

Our Platform

Our proprietary glycomimetics platform is based on our expertise in carbohydrate chemistry and our understanding of the role carbohydrates play in key biological processes. Carbohydrate structures on cell surfaces are responsible for complex carbohydrate-protein binding interactions. Inhibiting these binding interactions affects the functions of these proteins and their interactions with other molecules. We believe our expertise enables us to design specific glycomimetic molecules that can mimic carbohydrate structures and thereby inhibit their disease-related functions.

Our initial focus is on selectin antagonists, which we believe have potential to address unmet medical needs in a number of orphan and large market opportunities. Selectins have been shown to play a key role in a wide range of diseases, including hematologic disorders, inflammatory diseases, infections, cancers and cardiovascular diseases.

Our initial drug design efforts are focused on a naturally occurring, three-dimensional complex carbohydrate core structure known as the Lewis structure. This core structure is naturally modified in a variety of ways to form many different functional carbohydrates. These variations determine the biological functions of the carbohydrates, including functions related to conditions defined above. Accordingly, we believe that this structure provides the foundation for the design of glycomimetic drug candidates that could be used to address a variety of diseases.

Once we identify a carbohydrate structure involved in a disease pathway, we design molecules that mimic that carbohydrate structure and inhibit its disease-related functions by binding to the carbohydrate's target receptor, thereby blocking binding by the native carbohydrate itself. For example, one of the naturally modified Lewis structures binds to selectins, which play a key role in adhesion of AML blasts to bone marrow vasculature. Uproleselan mimics that carbohydrate structure and accordingly binds to selectins, which we believe thereby inhibits adhesion of AML blasts and renders them more susceptible to killing with cytotoxic chemotherapies. In addition, our glycomimetic molecules are designed to have greater affinity to the carbohydrate's target receptor than does the native carbohydrate. This means that the glycomimetic molecules possess stronger intermolecular forces between themselves and target receptors, and thus "outcompete" native carbohydrates in binding to relevant target receptors, thereby inhibiting their disease-related functions. Using our glycomimetics platform, we have designed and synthesized a proprietary library of these structures targeting different biological processes.

Our glycomimetics platform includes intellectual property, know-how, expertise, proprietary biological information and biochemical assays, all of which support the rational design of potent glycomimetic compounds. Our platform capabilities include:

- Know-how to successfully mimic the Lewis structure, which is common to a number of functional carbohydrates.

- Use of empirical methods to determine critical interactions between variations of a particular functional carbohydrate and its target molecule.
- Application of the empirically determined bioactive structure of the functional carbohydrate for docking into the binding area of the crystal structure of the target molecule.
- Expertise in stabilizing the bioactive core of glycomimetic compounds and increasing the number of interaction contact points to improve affinity.
- Experience and technology in synthetic organic chemistry required for the specialized synthesis of carbohydrates and their modifications.
- Proprietary assays to determine the binding characteristics, inhibitory activity and biological activity of glycomimetic compounds.

Our Pipeline

We have discovered our drug candidates internally through a rational drug design approach that couples our expertise in carbohydrate chemistry with our knowledge of carbohydrate biology. We are actively developing glycomimetic drug candidates based on this expertise. Our drug candidates and their target indications and development status are summarized in the chart below.



Submit Registration for Regulatory Approval
DISCOVERY - PRECLINICAL
CLINICAL
MARKET
PROGRAM
THERAPEUTIC AREA
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
MARKET
PARTNER
SELECTINS
UPROLESELAN (GMI-1271)
Relapsed / Refractory AML
Fully Enrolled 388 patients Nov 2021 – Events trigger projected ~1H-24
Newly Diagnosed "Fit" AML
Fully Enrolled 267 patients Dec 2021
apollomics*
GMI-1687
SCD Vaso-occlusive Crisis and AML
IND Cleared June 2022
apollomics*
GALECTINS
GMI-2093
Fibrosis and Oncology
Lead declared March 2022
* Greater China

Uproleselan —Targeting the Bone Marrow Microenvironment to Treat Hematologic Cancers

We developed uproleselan, a specific E-selectin antagonist, to be used adjunctively with standard chemotherapy to treat AML and other hematologic cancers. We believe that uproleselan, in this manner, may be used as first-line treatment for elderly patients with AML or for patients with relapsed or refractory AML. Uproleselan targets interactions between cancer cells and the bone marrow microenvironment. In preclinical studies, combining uproleselan with chemotherapy made cancer cells more sensitive to chemotherapy. In other preclinical studies, uproleselan also reduced some toxic effects of chemotherapy, including neutropenia and mucositis, via effects on normal cells.

Uproleselan received Orphan Drug designation from the FDA in 2015 for treatment of patients with AML. In 2016, uproleselan received Fast Track designation from the FDA for treatment of adult patients with relapsed or refractory AML and elderly patients aged 60 years or older with AML. In 2017, uproleselan received Breakthrough

Therapy designation from the FDA for treatment of adult patients with relapsed or refractory AML. In 2017, the European Commission, based on a favorable recommendation from the EMA Committee for Orphan Medicinal Products, granted Orphan Designation for uproleselan for treatment of patients with AML. In January 2021, the China National Medical Products Administration Center for Drug Evaluation granted Breakthrough Therapy designation to uproleselan for treatment of relapsed/refractory AML.

Acute Myeloid Leukemia

AML is a hematologic cancer that is characterized by the rapid growth of abnormal white blood cells that accumulate in bone marrow and interfere with production of normal blood cells. A relatively rare disease, AML nonetheless accounts for the largest number of annual deaths from leukemia in the United States. According to the Surveillance, Epidemiology, and End Results Program managed by the NCI, there were an estimated 20,050 new cases of AML diagnosed in 2022 in the United States. AML caused an estimated 11,540 deaths in 2022 in the United States.

Median age at AML diagnosis is 68 years old. In a review published in the *Journal of Clinical Oncology*, median overall survival of patients 60 years old or older was nine months. Overall five-year relative survival rate for all AML patients from 2012 to 2018 was 30.5%. Relative survival is a statistical measure of net survival that is calculated by comparing observed survival with expected survival from a comparable set of people who do not have AML, in order to measure excess mortality associated with an AML diagnosis.

A number of published studies indicate that only some AML patients who receive chemotherapy achieve a complete response, which is defined as the disappearance of all signs of AML. Even then, most patients with a complete response eventually relapse. Patients who do not enter remission are referred to as refractory, meaning that they are resistant to the chemotherapy treatment.

We believe there is a need for new treatment options for elderly patients with AML, as well as those AML patients who relapse or develop refractory disease. Most AML patients with relapsed or refractory disease have limited established treatment options and, accordingly, may be referred for participation in clinical studies of potential new therapies. For patients who elect not to participate or are unable to participate, treatment options typically include chemotherapy regimens, hypomethylating agents and supportive care. Further, many elderly patients with AML are too frail to undergo chemotherapy as a result of other medical conditions and may only be able to tolerate pain comfort or control measures. Without treatment, however, AML is uniformly fatal.

Role of E-selectin in AML

E-selectin has been shown to play important roles in AML disease progression and cell extrinsic chemoresistance. Multiple studies have shown that E-selectin levels correlate with AML tumor infiltration and relapse. We therefore believe that our E-selectin antagonist, uproleselan, has potential to improve current treatment of patients with AML.

Uproleselan Preclinical Development

Leukemia cells can bind to E-selectin in bone marrow where they are relatively protected from effects of chemotherapy. This phenomenon is now known as environment-mediated drug resistance, or EMDR. We believe that E-selectin inhibition disrupts cell adhesion involved in EMDR and mobilizes blasts out of bone marrow into the bloodstream, making them more susceptible to chemotherapy. We believe that this mechanism of action may allow uproleselan to improve chemotherapy response rates, duration of remission and, ultimately, survival in patients with hematologic cancers such as AML.

In one in vivo study in a mouse model of AML, combining uproleselan with chemotherapy mobilized AML blast cells and significantly reduced tumor burden as compared to treatment with chemotherapy alone. In an in vitro study, AML cells once bound to E-selectin were more resistant to chemotherapy. In a related study, when treated with uproleselan, resistance of such cells to chemotherapy was reduced. Tumor cells of patients who have relapsed AML, when tested in the laboratory, bound significantly higher levels of E-selectin than tumor cells of patients at initial diagnosis. Additional preclinical studies in mouse models of AML, in which E-selectin was observed to be upregulated, suggest that AML cells binding to E-selectin have increased chemo-resistance. This is due to induction of tumor cell survival signaling pathways as a consequence of E-selectin binding. This effect within the bone marrow microenvironment is unique to E-selectin as compared to other vascular adhesion molecules and can be blocked by uproleselan. Results of these preclinical studies were published in the journal Nature Communications in April 2020. We believe these findings provide important information about how treatment with uproleselan may improve sensitivity to chemotherapy.

As uproleselan disrupts interactions between cancer cells and bone marrow microenvironment, its mechanism of action is not limited to a single tumor type. In addition to our studies in AML, we have also tested the drug candidate in other cancer models. In vivo studies involving animal models of multiple myeloma, chronic myelogenous leukemia, and acute lymphoblastic leukemia, uproleselan as an adjunct to standard-of-care chemotherapy decreased tumor burden and improved survival over chemotherapy alone.

In addition to its anti-tumor effects, uproleselan, in animal models, has shown protection against some chemotherapy toxicities. In particular, animals treated with uproleselan in combination with chemotherapy had less severe neutropenia and mucositis and lower bone marrow toxicity, compared to animals treated with chemotherapy alone. We believe that treatment with uproleselan results in lower bone marrow toxicity due to its inhibition of E-selectin, thereby making hematopoietic stem cells divide less frequently and protecting them from chemotherapy agents that target rapidly dividing cells. Hematopoietic stem cells are blood cells that give rise to all other types of blood cells and are heavily concentrated in the bone marrow. Based on these reductions in some of the toxicities of chemotherapy, we are evaluating these effects as secondary efficacy endpoints in our clinical trials.

Expanding the Utility of E-selectin antagonists

At the 2018 annual ASH meeting, we reported on preclinical development of a highly potent antagonist of E-selectin, GMI-1687, which demonstrated significant activity in animal models previously reported for uproleselan but at an approximately 1,000-fold lower dose. This level of activity was obtained following injections under the skin and could alleviate the need for intravenous infusions. Based on these compound characteristics, we believe GMI-1687 could potentially be used in outpatient settings where an E-selectin antagonist has therapeutic relevance.

In 2020, we reported on expanded preclinical studies with GMI-1687 in which the subcutaneous administration of GMI-1687 was effective in restoring blood flow in occluded blood vessels in two mouse models of SCD. We believe that these data support potential development of GMI-1687 for subcutaneous use and self-administration with the potential for use in the early intervention of VOC. In May 2022, we filed an investigational new drug application, or IND, for GMI-1687 in as a potential treatment for SCD and received the "safe to proceed" letter from the FDA in June 2022.

Uproleselan Clinical Trials

In 2014, we completed a Phase 1 trial of uproleselan in healthy volunteers. The single-site Phase 1 trial was a randomized, double-blind, placebo-controlled, single ascending intravenous dose trial. In the trial, we evaluated the safety, tolerability and PK of uproleselan. Twenty-eight healthy adult subjects were enrolled in cohorts to receive study drug at three dose levels. In the trial, we observed that the subjects tolerated uproleselan well, and that the PK for uproleselan was consistent with what was predicted based on preclinical data.

In 2015, we commenced a multinational Phase 1/2, open-label trial of uproleselan as an adjunct to standard chemotherapy in patients with AML. This trial in males and females with AML was conducted at a number of academic institutions in the United States, Ireland and Australia. The trial consisted of two parts. In the Phase 1 portion, escalation testing was performed to determine a recommended uproleselan dose in combination with standard chemotherapy to be used in the Phase 2 portion. In the Phase 2 portion of the trial, dose expansion was performed at the recommended dose of 10 mg/kg uproleselan in combination with standard chemotherapy. The primary objective of the trial was to evaluate the safety of uproleselan in combination with chemotherapy. Secondary objectives were to characterize PK and PD and to observe anti-leukemic activity. A total of 19 patients with relapsed or refractory AML were enrolled and dosed with a single cycle of treatment with uproleselan and chemotherapy in the Phase 1 portion of the trial. In the Phase 2 portion, one cohort of 25 patients over 60 years of age with newly diagnosed AML and a second cohort of 47 patients with relapsed or refractory AML were enrolled. Unlike in the Phase 1 portion, some of the patients in the Phase 2 portion were eligible to receive multiple cycles of uproleselan with chemotherapy.

In December 2018, we presented final efficacy and correlative results from the Phase 1/2 trial at the annual ASH meeting. Key highlights from the Phase 1/2 clinical data include the following:

- Relapsed/Refractory (R/R) AML Cohort: There were 66 patients in the R/R cohort, of which 54 were in the recommended Phase 2 dose (RP2D) group. At the RP2D, CR (complete remission)/CRi (complete remission with incomplete blood count recovery) rate was 41%, median overall survival, or OS, was 8.8 months (95% CI 5.7-11.4) and 69% of evaluable patients (11/16) achieved minimal residual disease, or MRD, negativity as assessed by either flow cytometry and/or DNA-based methods such as reverse transcription polymerase chain reaction (RT-PCR). OS will be the primary outcome measure in our ongoing Phase 3 trial in relapsed/refractory AML patients. In historical controls, OS of approximately 5.2-5.4 months has been observed in this population with this treatment approach. If we are able to achieve OS results in the Phase 3 trial comparable to those observed in the Phase 1/2 clinical trial, it could be a significant improvement over the results observed in these historical controls.

- Newly Diagnosed AML Cohort: At the RP2D, CR/CRi rate was 72%, median overall survival was 12.6 months (95% CI 9.9-not reached), event-free survival (EFS) was 9.2 months (95% CI 3.0-12.6) and 56% of evaluable patients (5 out of 9) achieved MRD negativity as assessed by either flow cytometry and/or DNA-based methods such as RT-PCR. Of note, the EFS data (primary outcome measure for the interim analysis in the NCI-sponsored clinical trial in newly diagnosed AML patients) compares favorably to a range of 2.0-6.5 months for EFS in historical controls, which generally included lower risk patient populations than those treated in our Phase 1/2 trial.

- An analysis of E-selectin ligand expression on leukemic cells demonstrated that detectable levels were present on leukemic blasts for every patient tested, providing clinical evidence of biological relevance of the E-selectin ligand in this disease setting. In bone marrow samples, leukemic stem cell expression of E-selectin ligand correlated with leukemic blast E-selectin ligand expression ($p < 0.0001$), consistent with the hypothesis that E-selectin-mediated interactions are a mechanism of chemoresistance. Additionally, investigators assessed the association between baseline E-selectin ligand expression on leukemic blasts and clinical outcomes using a log-rank test. In the R/R cohort of patients treated with uproleselan and evaluated for E-selectin ligand expression at baseline, this analysis demonstrated that $\geq 10\%$ E-selectin ligand expression was correlated with prolonged survival ($p < 0.01$) compared to $< 10\%$ E-selectin ligand expression. We believe this observation is important because in patients not treated with uproleselan the scientific literature has instead observed that high levels of E-selectin ligand correlated with a worse clinical prognosis. The addition of uproleselan in our study appears to have reversed this trend toward worsened prognosis, and we believe this result may be achieved through the restoration of chemosensitivity.

Based on these results, we are conducting a randomized, double-blind, placebo-controlled Phase 3 clinical trial to evaluate uproleselan in individuals with relapsed/refractory AML, with a trial design aligned with guidance received from the FDA. The primary efficacy endpoint is overall survival, and the FDA has advised us that data on overall survival will not need to be censored for transplant in the primary efficacy analysis, meaning that patients who proceed to transplant will continue to be included as part of the survival analysis.

All patients are being treated with cytarabine-based chemotherapy of either MEC (mitoxantrone, etoposide and cytarabine) or FAI (fludarabine, cytarabine and idarubicin), with approximately half of the patients randomized to receive uproleselan in addition to chemotherapy. Patients receiving uproleselan are dosed for one day prior to initiation of chemotherapy, twice a day through the chemotherapy regimen, and then for two days after the end of chemotherapy, which was the same schedule as in the Phase 2 portion of the Phase 1/2 trial. The dose regimen is fixed, rather than weight-based, which we believe simplifies administration, and we are offering up to three cycles of consolidation therapy in both arms of the trial for patients who achieve remission. We believe that multiple cycles of treatment in patients who respond may drive an even deeper response in patients treated with uproleselan. If this is the case, it could lengthen the duration of remission with potential for additional benefit on survival. Key secondary endpoints of the Phase 3 trial include the incidence of severe mucositis and remission rate, which will be assessed in a hierarchical fashion to provide supportive data.

Enrollment in this pivotal trial began in the fourth quarter of 2018, and we completed enrollment of the trial with a total of 388 patients in November 2021 at centers in the United States, Canada, Europe and Australia. In September 2022, we submitted a request to the FDA to amend the protocol for the trial to conduct an interim analysis and have the findings reviewed by the trial's Independent Data Monitoring Committee, or IDMC, as blinded pooled survival data showed patients living longer than expected based on the historical benchmarks used to design the study. The statistical plan agreed to with the FDA was for the IDMC to review efficacy and safety data at 80% of survival events, which event threshold was reached at the end of 2022. When designing the interim analysis, we amended the protocol to create the opportunity to achieve unblinding at around 80% of survival events while maintaining statistical integrity of the final analysis should the IDMC recommend the study continue to its final overall events trigger. The interim analysis plan required a high statistical threshold to be met for the IDMC to recommend unblinding, reserving approximately 95% of the study's statistical power for the final analysis.

In February 2023, the IDMC reviewed the interim utility analysis and recommended that the Phase 3 pivotal clinical trial continue to the originally planned final analysis. Based on current projections, we anticipate reaching the overall survival events trigger in the first half of 2024, with top line data disclosure soon thereafter. While the trial progresses during 2023, we will continue our preparation for a potential filing of an NDA with the FDA.

In 2018, we signed a CRADA with the NCI. Under terms of the CRADA, we are collaborating with both the NCI and the Alliance for Clinical Trials in Oncology to conduct a Phase 2/3 randomized, controlled clinical trial testing addition of uproleselan to a standard cytarabine/daunorubicin chemotherapy regimen (7&3) in older adults with previously untreated AML who are fit for intensive chemotherapy. Following completion of enrollment of the Phase 2 portion of the study, which occurred in December 2021, there will be an interim analysis of EFS. The full trial is expected to enroll approximately 670 patients with a primary endpoint of overall survival, which is defined as the time from date of randomization to death from any cause. Under terms of the CRADA, the NCI may also fund additional research, including clinical trials involving pediatric patients with AML, as well as preclinical experiments and clinical trials evaluating alternative populations and chemotherapy regimens. We will supply uproleselan as well as provide financial support to augment data analysis and monitoring for the Phase 2/3 program. Completion of enrollment now sets the stage for a planned evaluation of the Phase 2 portion of the trial to determine whether the prespecified threshold for continuing to Phase 3 has been met based on EFS results.

Uproleselan is also being studied in multiple investigator-sponsored trials, or ISTs. In May 2021, clinicians at Washington University School of Medicine in St. Louis dosed the first patient in a Phase 2 IST evaluating uproleselan as a prophylactic agent to reduce gastrointestinal, or GI, toxicities and improve clinical outcomes in patients receiving high-dose melphalan in autologous hematopoietic cell transplantation, or auto-HCT, for multiple myeloma. Enrollment was completed in October 2022, and we anticipate a preliminary/interim data readout from the trial in 2023.

In July 2021, clinicians at the University of California (UC) Davis Comprehensive Cancer Center initiated dosing of the first patient in a clinical study of uproleselan combined with venetoclax and azacitidine for treatment of older or unfit patients with treatment-naïve AML. The goal of the two-part IST is first to determine a recommended Phase 2 dose, and then to explore efficacy in a dose expansion cohort. Up to 31 patients will be enrolled. Results for 8 enrolled patients were presented at the 64th ASH Annual Meeting in December 2022. Preliminary results from this phase 1 study revealed a tolerable safety profile of uproleselan with venetoclax and azacitidine in patients with untreated AML ineligible for induction chemotherapy. There were no dose-limiting toxicities, or DLTs, observed and the most common grade 3-4 adverse events, or AEs, and serious adverse events, or SAEs, were hematologic. The combination showed promising preliminary efficacy, including a 50% rate of MRD negative CR/CRi.

In July 2021, clinicians at the University of Texas MD Anderson Cancer Center treated the first patient in a Phase 1b/2 study evaluating uproleselan, added to cladribine plus low dose cytarabine, in patients with treated secondary AML (ts-AML). Considered a distinct high-risk subset of AML with an adverse prognosis, ts-AML is defined as AML arising from a previously treated antecedent myeloid neoplasm (myelodysplastic syndrome or myeloproliferative neoplasm).We are providing uproleselan for this trial. The Phase 1b/2 single-arm trial is enrolling patients 18 years or older, with a diagnosis of ts-AML who have not received therapy for their AML. Clinicians plan to enroll approximately 25 patients in the trial. The results for 15 enrolled patients were also presented at ASH in December 2022. Preliminary results from 12 evaluable patients at median of 3.3 months follow-up found cladribine and low dose cytarabine combined with uproleselan generated few treatment-related adverse events. The combination produced an overall response rate of 62% in a very high-risk population with expected median survival below 5 months.

GMI-1687

We have rationally designed an innovative antagonist of E-selectin, GMI-1687, that could be suitable for subcutaneous administration. Initially developed as a potential life-cycle extension to uproleselan, when given by subcutaneous injection in animal models, GMI-1687 has been observed to have equivalent activity to uproleselan, but at an approximately 1,000-fold lower dose. We believe that GMI-1687 could be developed to broaden the clinical usefulness of an E-selectin antagonist to conditions where outpatient treatment is preferred or required.

In September 2020 at the virtual meeting of the FSCDR, we gave an oral presentation on an abstract containing data on GMI-1687, which included data from a preclinical model showing the drug candidate's potential as a subcutaneously administered treatment for VOC, a common complication of SCD. In May 2022, we filed an IND for GMI-1687 as a potential treatment for VOC and received the "safe to proceed" letter from the FDA in June 2022.

Galectin Antagonists (GMI-2093)

Using our glycomimetics platform, we have designed galectin-3 antagonists that specifically block the binding of galectin-3 to carbohydrate structures. Galectin-3 is a protein that is known to play critical roles in many pathological processes, including fibrosis, checkpoints in T-cell exhaustion during cancer immunotherapy, chemotherapy resistance and cardiovascular disease. We continue to optimize these compounds and expect to conduct additional preclinical experiments to further characterize the effects of our galectin-3 antagonists on immune processes, fibrotic-associated disease progression and to determine if these compounds can be orally bioavailable. One such compound, GMI-2093, has been observed to be 30% bioavailable through oral administration. Another compound, GMI-1757, is a dual antagonist of both E-selectin and galectin-3 and inhibited thrombus formation in a vena cava model and fibrosis in a corneal neovascularization model. These results were presented at ASH in 2018. In March 2022, we selected GMI-2093 for evaluation in preclinical studies. We are currently evaluating options for further development of GMI-2093 as a potential treatment for fibrosis and in oncology indications.

Our Collaboration and License Agreement with Apollomics for Uproleselan and GMI-1687

In January 2020, we entered into an exclusive collaboration and license agreement with Apollomics for the development and commercialization of uproleselan and GMI-1687 for all fields and all uses in Greater China. Apollomics will be responsible for all clinical development and commercialization activities in Greater China. We and Apollomics will also collaborate to advance the preclinical and clinical development of GMI-1687. As part of the agreement, we received an upfront cash payment of $9.0 million and will be eligible to receive potential milestone payments totaling approximately $180.0 million based on the achievement of specified development, regulatory and commercial milestones, as well as tiered royalties ranging from the high single digits to 15% based on net sales. In September 2020, we received a non-refundable $1.0 million development milestone payment upon acceptance by Chinese regulatory authorities of a Phase 3 bridging study design to support registration in China. Apollomics will be responsible for all costs related to development, regulatory approvals and commercialization in Greater China for uproleselan and GMI-1687. We retain all rights for both compounds in the rest of the world and have agreed to supply uproleselan and GMI-1687 to Apollomics pursuant to clinical and commercial supply agreements.

In June 2020, we entered into a clinical supply agreement with Apollomics under which we will manufacture and supply uproleselan product to Apollomics at agreed upon prices. Apollomics has the option to begin manufacture after appropriate material transfer requirements are met.

In September 2020, the China National Medical Products Administration, or NMPA, Center for Drug Evaluation, or CDE, granted IND approval for uproleselan (also referred to as APL-106), enabling the initiation of a Phase 1 PK and tolerability study. The IND approval also includes acceptance of a Phase 3 bridging study of APL-106 in combination with chemotherapy in relapsed/refractory AML. In January 2021, APL-106 was granted Breakthrough Therapy designation from the China NMPA CDE for the treatment of relapsed/refractory acute myeloid leukemia. In March 2021, Apollomics enrolled the first patient in the Phase 1 study.

We and Apollomics have established a joint development committee to oversee activities under the collaboration and license agreement. The collaboration and license agreement will terminate on a region-by-region basis upon the expiration of the royalty term for each region, unless earlier terminated by either party. Either party may terminate the collaboration and license agreement upon prior written notice, subject to specified conditions, including uncured material breach, or upon bankruptcy or insolvency of the other party. Apollomics may terminate the collaboration and license agreement upon prior written notice for any reason.

Intellectual Property

We strive to protect the intellectual property that we believe is important to our business, including seeking and maintaining patent protection intended to cover the composition of matter of our drug candidates and their methods of use. We have issued patents which cover uproleselan (GMI-1271) and methods of use that are expected to expire between 2032 and 2037. In addition, we have several pending patent applications covering uproleselan and/or methods of using it, the last expiring of which, if issued, currently would be predicted to expire in 2041. We also have issued patents which cover GMI-1359 and methods of use that are expected to expire between 2036 and 2037. In addition, we have several pending patent applications covering GMI-1359 and/or methods of using it, the last expiring of which, if issued, currently would be predicted to expire in 2042. We also have an issued patent covering GMI-1687 that is expected to expire in 2037. In addition, we have several pending patent applications covering GMI-1687 and/or methods of using it, the last expiring of which, if issued, currently would be predicted to expire in 2041. We also have several pending patent applications directed to our lead galectin antagonist compounds and their methods of use, the last of which, if issued, currently would be predicted to expire in 2042. We also rely on trade secret protection for our confidential and proprietary information and careful monitoring of such information to protect aspects of our business.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important inventions and know-how related to our business, defend and enforce our patents, preserve confidentiality of our trade secrets and operate without infringing valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how and continuing technological innovation to develop, strengthen and maintain our proprietary position in the field of glycomimetics.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our drug candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our drug candidates, in which case we would be required to obtain a license from these third parties. If we are not able to obtain such a license, or are not able to obtain such a license on commercially reasonable terms, our business could be materially harmed.

We plan to continue to expand our intellectual property estate by filing patent applications directed to additional glycomimetic compounds and their derivatives, compositions and formulations containing them and methods of using them. Additionally, we will seek patent protection in the United States and internationally for novel compositions of matter covering the compounds and their use in a variety of therapies.

The patent positions of biotechnology companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance, including where a reissue application is filed in relation to an issued patent to correct issues or errors arising during prosecution that may render claims of the issued patent either wholly or partially invalid or unenforceable. Consequently, we do not know whether any of our drug candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, or a foreign patent office to determine priority of invention or in post-grant challenge proceedings, such as oppositions, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for preclinical and clinical testing, as well as for commercial manufacturing if our drug candidates receive marketing approval. We anticipate continuing to manage process development, scale-up and manufacturing under contracts with third parties. For uproleselan, we expect a significant increase in manufacturing if we receive marketing approval.

All of our drug candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Commercialization

We have not yet established a sales, marketing or drug distribution infrastructure. We generally expect to retain commercial rights in the United States for our current drug candidates, all of which are still in preclinical or clinical development. We believe that it will be possible for us to access the U.S. market for those drug candidates through a focused, specialized, key account sales force. With respect to uproleselan and GMI-1687, we have granted Apollomics exclusive commercialization rights in Greater China, and we may grant similar rights to third parties for our drug candidates in other jurisdictions around the world.

Subject to receiving marketing approvals, we expect to commence commercialization activities by building or outsourcing a focused sales, marketing and key account management organization in the United States to sell our drugs. We believe that such an organization will be able to target the community of physicians who are the key specialists in treating the patient populations for which our drug candidates are being developed. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our drug candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any drugs that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved drugs and establishing relationships with thought leaders in relevant fields of medicine.

Competition

Key competitive factors affecting success of all of our drug candidates, if approved, are likely to be their safety, efficacy, convenience, price, generic competition, and availability of coverage and reimbursement from government and other third-party payors.

As the treatment landscape for AML changes, there is substantial risk that uproleselan might not provide additional benefit over other existing therapies. A key consideration in treatment of relapsed/refractory AML patients is the patient's suitability for intensive salvage chemotherapy. The patient population being studied in our ongoing Phase 3 clinical trial of uproleselan includes AML patients deemed able to tolerate salvage chemotherapy. While there is no commonly accepted single standard approach for salvage chemotherapy, existing options for treatment of relapsed/refractory AML patients who can tolerate salvage chemotherapy include cytarabine-based combinations. In addition, we are aware of several other products and product candidates that are commercially available or are in development as potential treatment options for AML patients. Some patient populations being studied for these product candidates in development overlap with the patient population being studied in our Phase 3 clinical trial of uproleselan. The existence of established treatment options and the development of competing therapies for relapsed/refractory AML patients could negatively impact our ability to successfully commercialize uproleselan.

The following therapies have been approved by the FDA for treatment of AML:

- RYDAPT® (midostaurin), an oral prescription medicine commercialized by Novartis to be used in combination with certain chemotherapy medicines to treat adults with newly diagnosed AML who have a defect in a gene called FLT3;

- IDHIFA® (enasidenib), a prescription medicine commercialized by Celgene intended to treat people with AML with an isocitrate dehydrogenase-2 (IDH2) mutation whose disease has come back or has not improved after previous treatments;

- VYXEOS® (daunorubicin and cytarabine), commercialized by Jazz Pharmaceuticals, which is indicated for the treatment of adults with newly-diagnosed therapy-related AML (t-AML) or AML with myelodysplasia-related changes (AML-MRC);

- MYLOTARG™ (gemtuzumab ozogamicin) commercialized by Pfizer, which is indicated for treatment of newly-diagnosed CD33-positive AML in adults (in combination with daunorubicin and cytarabine) and for treatment of relapsed or refractory CD33-positive AML in adults and in pediatric patients aged 2 years and older as a stand-alone treatment;

- TIBSOVO® (ivosidenib), a prescription medicine commercialized by Servier intended to treat people with AML with an isocitrate dehydrogenase-1 (IDH1) mutation whose disease has come back or has not improved after previous treatments;

- XOSPATA® (gilteritinib), an oral prescription medicine commercialized by Astellas intended to treat people with AML with a FLT3 gene mutation whose disease has come back or has not improved after previous treatments;

- DAURISMO™ (glasdigib), an oral prescription medicine commercialized by Pfizer to be used in combination with low-dose cytarabine, for the treatment of newly-diagnosed AML in adult patients who are ≥75 years old or who have comorbidities that preclude use of intensive induction chemotherapy;

- VENCLEXTA® (venetoclax), an oral prescription medicine commercialized by AbbVie/Genentech to be used in combination with azacitidine, or decitabine, or low-dose cytarabine to treat adults with newly-diagnosed AML who are either 75 years of age or older, or have other medical conditions that prevent the use of standard chemotherapy;

- ONUREG® (Azacitidine), an oral prescription medicine for continued treatment of adult patients with AML who achieved CR or CRi following intensive induction chemotherapy and are not able to complete intensive curative therapy;

- Rezlidhia™ (olutasidenib), capsules for adult patients with relapsed or refractory AML with a susceptible IDH1 mutation as detected by an FDA-approved test; and

- Ivosidenib (Tibsovo, Servier Pharmaceuticals LLC) in combination with azacitidine (azacitidine for injection) for newly diagnosed acute myeloid leukemia (AML) with a susceptible IDH1 mutation, as detected by an FDA-approved test in adults 75 years or older, or who have comorbidities that preclude use of intensive induction chemotherapy.

While many chemotherapies and targeted therapies, either approved or in development for hematologic malignancies, will likely be complementary to uproleselan, there are also therapies in development that could be directly competitive with uproleselan. In particular, Pfizer has recently initiated Phase 1 development of an E-selectin antibody (PF-07209326). While the initial target indication for this biologic is SCD, it is possible Pfizer could expand development to AML and other hematologic malignancies. Additionally, there are a number of CXCR4 antagonists in clinical development that target the bone marrow microenvironment in order to mobilize and sensitize cancer cells to chemotherapy or other therapies, including candidates developed by Sanofi-Aventis (Mozobil), Bristol Myers Squibb (BMS-936564), NOXXON Pharma (NOX-A12), Eli Lilly (LY2510924) and BioLine RX (BL-8040).

Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local levels, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products, such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending new drug applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

- completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

- submission to the FDA of an IND, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

- performance of human clinical trials, including adequate and well-controlled clinical trials, in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for each indication;

- submission to the FDA of an NDA;

- satisfactory completion of an FDA advisory committee review, if applicable;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity, as well as satisfactory completion of an FDA inspection of selected clinical sites to determine GCP compliance; and

- FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has agreed to certain performance goals regarding the timing of its review of an application.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity.

The FDA typically refers questions regarding novel drugs to an external advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP.

The testing and approval process for an NDA requires substantial time, effort and financial resources, and could take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and the FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the "filing" date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval. Such products may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. Alternatively the approval may be on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. Approvals may also take into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

A sponsor can also request designation of a product candidate as a "breakthrough therapy." A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products, as well as application fees for supplemental applications with clinical data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies generally are required to promote their drug products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer's communications on the subject of off-label use of their products.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws include, but are not limited to, anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

The reach of the federal Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively PPACA, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person or entity who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Companies also have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, imposes specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities (or other business associates) that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members.

We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including administrative, criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

The future commercial success of our drug candidates or any of our collaborators' ability to commercialize any approved drug candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our drug candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, or EU, and other potentially significant markets for our drug candidates, government authorities and third party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our drug candidates may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our drugs and drug candidates or exclusion of our drugs and drug candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved drug candidates. We cannot provide any assurances that we will be able to obtain and maintain third party coverage or adequate reimbursement for our drug candidates in whole or in part.

Impact of Healthcare Reform on our Business

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under PPACA. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's product could adversely affect the sales of our product candidates. If third-party payors do not consider our drug candidates to be cost-effective compared to other available therapies, they may not cover our drug candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis. PPACA became law in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers. Among other measures that may have an impact on our business, PPACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, PPACA extends manufacturers' Medicaid rebate liability, expands eligibility criteria for Medicaid programs, and expands entities eligible for discounts under the Public Health Service pharmaceutical pricing program. There have been judicial and Congressional challenges to certain aspects of PPACA, as well as efforts by the executive branch at various times to repeal or replace certain aspects of the PPACA.

Since January 2017, two Executive Orders were signed that were designed to delay the implementation of any certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such challenges and healthcare reform measures of the Biden administration will impact PPACA and our business.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

As a result of PPACA, Medicare payments are increasingly tied to quality of care and value measures, and reporting of related data by providers such as physicians and hospitals. So called "value based reimbursement" measures may present challenges as well as potential opportunities for biopharmaceutical manufacturers. Medicare incentives for providers meeting certain quality measures may ultimately prove beneficial for manufacturers that are able to establish that their products may help providers to meet such measures. However, manufacturers' ability to market their drug products based on quality or value is highly regulated and not always permissible. In addition, the potentially decreased Medicare reimbursement to those providers that fail to adequately comply with quality reporting requirements could translate to decreased resources available to purchase products and may negatively impact marketing or utilization of our drug candidates if they are approved for marketing. We cannot predict at this time what impact, if any, the longer-term shift towards value based reimbursement will have on any of our drug candidates in either the Medicare program, or in any other third party payor programs that may similarly tie payment to provider quality.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, as amended, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which began in 2013 and, due to subsequent legislative amendments, will continue until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved.

Exclusivity and Approval of Competing Products

Hatch-Waxman Patent Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant's product or a method of using the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA, or 505(b)(2) NDA. Generally, an ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths, dosage form and route of administration as the listed drug and has been shown to be bioequivalent through *in vitro* or *in vivo* testing or otherwise to the listed drug. ANDA applicants are not required to conduct or submit results of preclinical or clinical tests to prove the safety or efficacy of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug. 505(b)(2) NDAs generally are submitted for changes to a previously approved drug product, such as a new dosage form or indication.

The ANDA or 505(b)(2) NDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. Specifically, the applicant must certify with respect to each patent that:

- the required patent information has not been filed;
- the listed patent has expired;
- the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or
- the listed patent is invalid, unenforceable or will not be infringed by the new product.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except when the ANDA or 505(b)(2) NDA applicant challenges a listed drug. A certification that the proposed product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of notice of the Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

Hatch-Waxman Non-Patent Exclusivity

Market and data exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications for competing products. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or noninfringement.

The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application or supplement. Three-year exclusivity may be awarded for changes to a previously approved drug product, such as new indications, dosages, strengths or dosage forms of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan Drug Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA or biologics license application. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. We have received Orphan Drug designation for uproleselan and GMI-1359, as well as for our prior drug candidate rivipansel, and we intend to seek Orphan Drug designation and exclusivity for our other drug candidates whenever it is available.

If a product that has orphan designation subsequently receives the first FDA approval for such drug for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the EU has similar, but not identical, benefits.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan drug exclusivity periods described above. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application owing to regulatory exclusivity or listed patents. If any of our drug candidates is approved, we anticipate seeking pediatric exclusivity when it is appropriate.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our drug candidates. For example, in the EU, we must obtain authorization of a clinical trial application, or CTA, in each member state in which we intend to conduct a clinical trial. Whether or not we obtain FDA approval for a drug, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Employees and Human Capital Resources

As of December 31, 2022, we had 39 employees, 38 full-time and one part-time, all of whom are located in the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain and reward high performing employees through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating employees to perform to the best of their abilities and achieve our company objectives. We monitor our compensation, benefits, and exit interview data and make changes as needed to enable the ongoing recruitment and selection of talented new employees, as well as to retain existing talent. Our Core Values underpin our mission on how we build our drug development pipeline, and how we establish relationships with employees, patients, healthcare providers, researchers and stakeholders.

Corporate Information

We were incorporated under the laws of the State of Delaware in April 2003 and commenced operations in May 2003. Our principal executive offices are located at 9708 Medical Center Drive, Rockville, Maryland 20850. Our telephone number is (240) 243-1201.

"GlycoMimetics," the GlycoMimetics logo and other trademarks or service marks of GlycoMimetics, Inc. appearing in this Annual Report are the property of GlycoMimetics, Inc. This Annual Report contains additional trade names, trademarks and service marks of others, which are the property of their respective owners.

Available Information

Our internet website address is www.glycomimetics.com. In addition to the information contained in this Annual Report, information about us can be found on our website. Our website and information included in or linked to our website are not part of this Annual Report.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Additionally the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

ITEM 1A.   RISK FACTORS

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant losses since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

We have incurred significant losses since our inception in 2003 and, as of December 31, 2022, we had an accumulated deficit of $419.6 million. In recent years, we have financed our operations with proceeds from registered public offerings of our common stock and upfront and milestone payments under our license and collaboration agreements.

We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. We are still in the early stages of development of our drug candidates, and we have not completed development of any drugs. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially and our negative cash flows from operating activities will continue over the next 12 months and beyond as we:

- conduct our ongoing clinical trials and initiate additional clinical trials of our drug candidates, including the completion of our planned Phase 3 clinical trial of uproleselan;

- continue the research and preclinical development of our drug candidates;

- seek to discover and develop additional drug candidates;

- seek regulatory approvals for any drug candidates that successfully complete clinical trials;

- ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any drugs for which we may obtain regulatory approval;

- maintain, expand and protect our intellectual property portfolio;

- hire additional clinical, quality control, regulatory and scientific personnel;

- add operational, financial and management information systems and personnel, including personnel to support our drug development and planned future commercialization efforts; and

- incur legal, accounting, insurance and other expenses in operating as a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing drugs that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our drug candidates, obtaining regulatory approval for these drug candidates and manufacturing and commercializing any drugs for which we may obtain regulatory approval, as well as discovering additional drug candidates. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

In the case of uproleselan and GMI-1687, our ability to generate revenue is partially dependent upon the achievement of development, regulatory and commercial milestones and sales sufficient to generate royalties under our license agreement with Apollomics, and the achievement of such milestones is largely out of our control. If Apollomics fails, or chooses not to continue, to further develop, to seek regulatory approval for or to commercialize uproleselan in Greater China, our ability to generate revenue with respect to uproleselan may be significantly reduced or eliminated.

Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our drug candidates, our expenses could increase.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts or even continue our operations. A decline in the value of our company could also result in significant harm to our financial position and adversely affect our stock price.

We will need substantial additional funding to pursue our business objectives. If we are unable to raise capital when needed, we may not be able to continue as a going concern and could be forced to delay, reduce or eliminate our drug development programs or potential commercialization efforts.

We believe that our cash and cash equivalents as of the date of this report will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2024. However, we will need to obtain substantial additional funding in connection with our continuing operations. Our future capital requirements will depend on many factors, including:

- the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our drug candidates;

- the number and development requirements of other drug candidates that we may pursue;

- the costs, timing and outcome of regulatory review of our drug candidates;

- the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval;

- the revenue, if any, received from commercial sales of our drug candidates for which we receive marketing approval;

- the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

- the extent to which we acquire or in-license other drug candidates and technologies.

Identifying potential drug candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we or any current or future collaborators may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from the sale of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, our ability to fund our operations is dependent upon management's plans, which include raising additional capital in the near term primarily through a combination of equity and debt financings, collaborations and strategic alliances. There can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. Currently, we are not actively developing GMI-1359 or GMI-1687. If we are unable to raise capital to fund our operations when needed or on attractive terms, we could be forced to delay, reduce the scope of or eliminate our research and development programs or any future commercialization efforts, which would have a material adverse effect on our business, financial condition, results of operations and ability to operate as a going concern.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our drug candidates.

Until such time, if ever, as we can generate substantial revenue from the sale of our drugs, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and development agreements. We do not currently have any committed external source of funds other than possible milestone payments and possible royalties under our license agreement with Apollomics. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our research programs or drug candidates or grant licenses on terms that may not be favorable to us or that may be at less than the full potential value of such rights. If we are unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to third parties to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Our operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2003, and our operations to date have been largely focused on raising capital, developing our expertise in carbohydrate chemistry and knowledge of carbohydrate biology, identifying potential drug candidates, undertaking preclinical studies and conducting clinical trials. We have not yet demonstrated our ability to successfully complete later stage clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2022, we had federal and state net operating loss carryforwards of $300.8 million, research and development tax credit carryforwards of $10.6 million and $40.6 million of orphan drug tax credit carryforwards. The federal and state net operating loss carryforwards will begin to expire, if not utilized, beginning in 2026, the research and development tax credits in 2023 and the orphan drug tax credit in 2033. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under federal income tax laws, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We could experience ownership changes in the future that would limit our ability to use our net operating loss carryforwards.

Risks Related to the Discovery and Development of Our Drug Candidates

Our research and development is focused on discovering and developing novel glycomimetic drugs, and we are taking an innovative approach to discovering and developing drugs, which may never lead to marketable drugs.

A key element of our strategy is to use and expand our platform to build a pipeline of novel glycomimetic drug candidates and progress these drug candidates through clinical development for the treatment of a variety of diseases. The discovery of therapeutic drugs based on molecules that mimic the structure of carbohydrates is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop drug candidates are relatively new. The scientific evidence to support the feasibility of developing drug candidates based on these discoveries is both preliminary and limited. Although our research and development efforts to date have resulted in a pipeline of glycomimetic drug candidates, we may not be able to develop drug candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential drug candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize drug candidates based upon our glycomimetics platform, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

We have only one drug candidate in a late-stage clinical trial. All of our other drug candidates are in preclinical development. If we or our collaborators are unable to commercialize our drug candidates or experience significant delays in doing so, our business will be materially harmed.

Uproleselan is our only drug candidate that is in a Phase 2 or Phase 3 clinical trial. Our other drug candidates are still in preclinical development. We have not completed the development of any drug candidates, we currently generate no revenue from the sale of any drugs and we may never be able to develop a marketable drug. We have invested substantially all of our efforts and financial resources in the development of our glycomimetics platform, the identification of potential drug candidates using that platform and the development of our drug candidates. Our ability to generate revenue from our other drug candidates, which we do not expect to occur for many years, if ever, will depend heavily on their successful development and eventual commercialization. The success of those drug candidates will depend on several factors, including:

- successful completion of preclinical studies and clinical trials;

- receipt of marketing approvals from applicable regulatory authorities;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our drug candidates;

- making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

- launching commercial sales of the drugs, if and when approved, whether alone or in collaboration with others;

- acceptance of the drugs, if and when approved, by patients, the medical community and third-party payors;

- effectively competing with other therapies;

- obtaining and maintaining healthcare coverage and adequate reimbursement;

- protecting our rights in our intellectual property portfolio; and

- maintaining a continued acceptable safety profile of the drugs following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our drug candidates, which would materially harm our business.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

The risk of failure of our drug candidates is high. It is impossible to predict when or if any of our drug candidates will prove safe or effective in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we or a collaborator must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of the drug candidate in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of development. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In addition, changes in patient treatment options over time may make the relevance of historical control data for a given indication less relevant to the drug candidate being studied, which could impact the success of the trial or, even if successful, the desirability of a successful drug candidate versus other available treatment options. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We or our current or future collaborators may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our or their ability to receive marketing approval or commercialize our drug candidates, including:

- regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

- clinical trials of our drug candidates may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

- the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our drug candidates may be greater than we anticipate;

- the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate; and

- our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these clinical trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

- be delayed in obtaining marketing approval for our drug candidates;

- not obtain marketing approval at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

- be subject to additional post-marketing testing requirements; or

- have the drug removed from the market after obtaining marketing approval.

Our drug development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do, and thereby impair our ability to successfully commercialize our drug candidates.

Our business could be adversely affected by the effects of health epidemics or pandemics in regions where we or third parties on whom we rely have significant manufacturing facilities, clinical trial sites or other business operations.

Our business could be adversely affected by health epidemics or pandemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party collaborators, manufacturers and CROs upon whom we rely.

Quarantines, shelter-in-place, stay-at-home, executive and similar government orders—or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur—could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. For example, any manufacturing supply interruption of uproleselan, which is currently manufactured at facilities in Switzerland and China, could adversely affect our ability to conduct ongoing and future clinical trials of uproleselan.

If serious adverse or unacceptable side effects are identified during the development of our drug candidates, we may need to abandon or limit the development of some of our drug candidates.

If our drug candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many drug candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented their further development.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and management resources, we focus on a limited number of research programs and drug candidates. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Risks Related to Our Dependence on Third Parties

Our success depends in part on current and future collaborations. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have limited capabilities for drug development and do not yet have any capabilities for sales, marketing or distribution. We cannot assure you that our current or future collaborators will develop our drug candidates in a timely manner, or at all, or, if regulatory approval for a drug candidate is achieved, that such collaborator will successfully commercialize the candidate.

Any collaborations we might enter into may pose a number of risks, including:

- collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue the commercialization of any drug candidates that achieve regulatory approval or may elect not to pursue, continue or renew development or commercialization of drug candidates based on clinical trial results, changes in such collaborators' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

- collaborators could experience delays in initiating or conducting clinical trials for any number of reasons;

- collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drugs or drug candidates if such collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- drug candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own drug candidates or drugs, which may cause such collaborators to cease to devote resources to the commercialization of our drug candidates;

- a collaborator with marketing and distribution rights to one or more of our drug candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such drug or drugs;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of drug candidates, might lead to additional responsibilities for us with respect to drug candidates or might result in litigation or arbitration, any of which would be time consuming and expensive;

- collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable drug candidates.

We are seeking licensing partners for development of GMI-1359. If any collaborations we might enter into do not result in the successful development and commercialization of drugs, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. For example, in February 2020, Pfizer terminated its license agreement with us for the worldwide development and commercialization of our prior drug candidate rivipansel, thereby eliminating our right to receive any future development or commercialization milestones or royalty payments for sales of that drug candidate. In addition, even if we are eligible to receive any such payments from a collaborator, they could be substantially delayed. If we do not receive the funding we expect under these agreements, the development of our drug candidates could be delayed and we may need additional resources to develop our drug candidates. All of the risks relating to drug development, regulatory approval and commercialization described in this report also apply to the activities of our collaborators.

If a current or future collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any drug candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected. We may in the future determine to collaborate with pharmaceutical and biotechnology companies for their development and potential commercialization of our drug candidates. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of a collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug candidate, reduce or delay its development or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market, which would impair our business prospects.

We expect to rely on third parties to conduct our future clinical trials for drug candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have engaged a third-party contract research organization, or CRO, to conduct our ongoing and planned clinical trials for uproleselan and expect to engage CROs with respect to any of our other drug candidates that may progress to clinical development. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct those clinical trials. Agreements with such third parties might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our drug development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and significant civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our drug candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our drug candidates or commercialization of our drugs, producing additional losses and depriving us of potential revenue.

We contract with third parties for the manufacturing of our drug candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or drugs, or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacturing of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our drug candidates receives marketing approval. Disruption to our supply arrangements may arise from unforeseeable events that impact such third parties, including the COVID-19 pandemic. Our reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or drugs, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our ability to timely conduct our clinical trials or our other development or commercialization efforts.

We also expect to rely on third-party manufacturers or third-party collaborators for the manufacturing of commercial supply of any other drug candidates for which we or our collaborators obtain marketing approval. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

- reliance on the third party for regulatory compliance and quality assurance;

- the possible breach of the manufacturing agreement by the third party;

- the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

- the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our drugs.

In addition, in the event that any of our third-party manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on commercially reasonable terms, if at all. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may incur added costs and delays in identifying and qualifying any such replacement. Any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop our drug candidates in a timely manner or within budget.

Our current and anticipated future dependence upon others for the manufacturing of our drug candidates or drugs may adversely affect our future profit margins and our ability to commercialize any drugs that receive marketing approval on a timely and competitive basis.

We, or our third-party manufacturers, may be unable to successfully scale-up manufacturing of our drug candidates in sufficient quality and quantity, which would delay or prevent us from conducting our ongoing and planned clinical trials and developing our drug candidates.

In order to conduct our ongoing and planned clinical trials of our drug candidates, we will need to manufacture them in large quantities. We, or our manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our drug candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we or our manufacturing partners are unable to successfully scale up the manufacture of our drug candidates in sufficient quality and quantity, the development, testing and clinical trials of that drug candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting drug may be delayed or not obtained, which could significantly harm our business.

Risks Related to the Commercialization of Our Drug Candidates

Even if any of our drug candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our drug candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from drug sales and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy and potential advantages compared to alternative treatments;

- our ability to offer our drugs for sale at competitive prices;

- the convenience and ease of administration compared to alternative treatments;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- the strength of marketing and distribution support;

- the availability of third-party coverage and adequate reimbursement;

- the prevalence and severity of any side effects; and

- any restrictions on the use of our drugs together with other medications.

If we are unable to establish sales, marketing and distribution capabilities for our drug candidates, we may not be successful in commercializing those drug candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. To achieve commercial success for any drug candidate for which we may obtain marketing approval, we will need to establish a sales and marketing organization to market or co-promote such drugs. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our drugs on our own include:

- our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

- the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more products; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we were to sell, market and distribute any drugs that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our drug candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our drugs effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our drug candidates.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current drug candidates, and we will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Should any competitors' drug candidates receive regulatory or marketing approval prior to ours, they may establish a strong market position and be difficult to displace or diminish the need for our drug candidates.

The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their safety, efficacy, convenience, price, the level of generic competition and the availability of coverage and reimbursement from government and other third-party payors. As described above under "Business—Competition," we expect that our drug candidates will compete with approved therapies and those currently in development by other companies. To the extent that competitive drugs or drug candidates developed by others are successful in treating our target indications, it could reduce the market opportunity for our drug candidates.

Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, because we have no patents with respect to our glycomimetics platform, our competitors may use our methods, or acquire similar expertise, in order to develop glycomimetic drug candidates and progress these drug candidates through clinical development and commercialization, which could impair our ability to successfully commercialize our drug candidates or otherwise limit our commercial opportunities.

Even if we or our collaborators are able to commercialize any of our drug candidates, the drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies.

Our and our collaborators' ability to commercialize any of our drug candidates successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these drugs and related treatments will be available from government payor programs at the federal and state levels authorities, including Medicare and Medicaid, private health insurers, managed care plans and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Coverage and reimbursement may not be available for any drug that we or our collaborators commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Inadequate reimbursement levels may adversely affect the demand for, or the price of, any drug candidate for which we or our collaborators obtain marketing approval. Obtaining and maintaining adequate reimbursement for our drugs may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we or our collaborators may not be able to successfully commercialize any drug candidates for which marketing approval is obtained.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, one payor's determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Our or our collaborators' inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved drugs that we develop could adversely affect our operating results, our ability to raise capital needed to commercialize drugs and our overall financial condition.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our collaborators might obtain marketing approval for a drug in a particular country, but then be subject to price regulations that delay commercial launch of the drug, possibly for lengthy time periods, and negatively impact our ability to generate revenue from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain marketing approval.

There can be no assurance that our drug candidates, if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available or that third-party payors' reimbursement policies will not adversely affect our ability to sell our drug candidates profitably if they are approved for sale.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any drugs that we may develop.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials, and will face an even greater risk if we commercially sell any drugs that we may develop. If we cannot successfully defend ourselves against claims that our drug candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any drug candidates or drugs that we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant costs to defend the related litigation;

- substantial monetary awards paid to trial participants or patients;

- loss of revenue;

- reduced resources of our management to pursue our business strategy; and

- the inability to commercialize any drugs that we may develop.

We carry clinical trial insurance coverage in an amount that we believe is sufficient in relation to our clinical trials being conducted in the United States and in foreign countries where we have or plan to have sites as part of our clinical trials for uproleselan. The use of our drug candidates in clinical trials may result in liability claims for which our current insurance would not be adequate to cover all liabilities that we may incur. In addition, we may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our drug candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our drug candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize drug candidates similar or identical to ours, and our ability to successfully commercialize our drug candidates may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our drug candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our drug candidates.

The patent prosecution process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our drug candidates, in whole or in part, or which effectively prevent others from commercializing competitive drug candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, *inter partes* review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our drug candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative drug candidates in a non-infringing manner.

In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical drug candidates, or limit the duration of the patent protection of our drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent, rights that are important or necessary to the development of our drug candidates. It may be necessary for us to use patented or proprietary technology of third parties to commercialize our drug candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed, possibly materially.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our drug candidates without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our drug candidates, including interference or derivation proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our drug candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing drug. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our drug candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. For example, our platform is based on trade secrets that consist largely of expertise in carbohydrate chemistry and knowledge of carbohydrate biology. We do not believe that we can obtain patent protection for our platform. Thus, our competitors may use our methods, or acquire similar expertise, in order to develop glycomimetic drug candidates and progress these drug candidates through clinical development and commercialization, which could impair our ability to successfully commercialize our drug candidates.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval of Our Drug Candidates and Other Legal Compliance Matters

If we or our collaborators are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we or they will not be able to commercialize our drug candidates and our ability to generate revenue will be materially impaired.

Our drug candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for a drug candidate will prevent us or our collaborators from commercializing the drug candidate. We have not received approval to market any of our drug candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, applicable regulatory authorities. Our drug candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our ability to obtain marketing approval or prevent or limit commercial use. If any of our drug candidates receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit sales of the drug.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the drug candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted drug application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a drug candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved drug not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our drug candidates, the commercial prospects for our drug candidates may be harmed and our ability to generate revenue will be materially impaired.

Even though we have obtained Orphan Drug designation for several of our drug candidates, we may not be able to obtain orphan drug marketing exclusivity for these or any of our other drug candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, or EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. We have obtained Orphan Drug designation from the FDA for uproleselan for the treatment of AML, as well as for GMI-1359 for the treatment of osteosarcoma. However, in order to obtain marketing exclusivity in a particular jurisdiction, we must receive the first marketing approval of the drug for its intended indication. In addition, the orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

Generally, if a drug with an orphan designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the United States and 10 years in the EU. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a drug candidate, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

The FDA fast track designation and additional breakthrough therapy designation for uproleselan may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening disease or condition and the drug demonstrates the potential to address unmet medical needs for this disease or condition, the drug sponsor may apply for the FDA fast track designation. If fast track designation is obtained, the FDA may initiate review of sections of a new drug application, or NDA, before the application is complete. This "rolling review" is available if the applicant provides, and the FDA approves, a schedule for submission of the individual sections of the application.

Although we have obtained a fast track designation from the FDA for uproleselan to treat AML and breakthrough therapy designation for uproleselan to treat AML, we may not experience a faster development process, review or approval compared to conventional FDA procedures. Our fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development programs. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures or that we will ultimately obtain regulatory approval of uproleselan.

Failure to obtain marketing approval in international jurisdictions would prevent our drug candidates from being marketed abroad.

In order to market and sell our drugs in the EU and any other jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the drug be approved for reimbursement before it can be approved for sale in that country. We or our collaborators may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We or our collaborators may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our drugs in any market.

A variety of risks associated with developing and marketing our drug candidates internationally could hurt our business.

We or our collaborators may seek regulatory approval for uproleselan and our other drug candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements in foreign countries;

- the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market with low or lower prices rather than buying them locally;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- economic weakness, including inflation or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations related to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the Foreign Corrupt Practices Act or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from pandemic, epidemic or disease outbreaks or geo-political actions, including war and terrorism.

Pursuant to the terms of our collaboration and license agreement, Apollomics is responsible for the clinical development and commercialization of uproleselan and GMI-1687 in Greater China. The continuation of COVID-19 in China could have a material adverse effect on Apollomics' ability to develop these drug candidates in a timely manner due to disruptions in the region, travel restrictions, temporary closures of businesses and suspension of services and supplies. Any such delay or disruptions in clinical development could result in the delay of any potential milestone payments to us under the license and collaboration agreement, which could have a material adverse effect on our financial position and results of operations.

Any drug candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may therefore be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our drug candidates, when and if any of them are approved.

Any drug candidate for which we obtain marketing approval, along with manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such drug candidate, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a drug candidate is granted, the approval may be subject to limitations on the indicated uses for which the drug may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy. If any of our drug candidates receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit its sales.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the drug. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use, and if we do not market our drugs for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our drugs, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may have negative consequences, including:

- restrictions on such drugs, manufacturers or manufacturing processes;

- restrictions on the labeling or marketing of a drug;

- restrictions on product distribution or use;

- requirements to conduct post-marketing studies or clinical trials;

- warning letters;

- recall or withdrawal of the drugs from the market;

- refusal to approve pending applications or supplements to approved applications that we submit;

- clinical holds;

- fines, restitution or disgorgement of revenue or profit;

- suspension or withdrawal of marketing approvals;

- refusal to permit the import or export of our drugs;

- product seizure; or

- injunctions or the imposition of civil or criminal penalties.

Non-compliance with the EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of drugs for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the EU's requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our current and future business and relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any drugs for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient data privacy and security regulation by the U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid;

- federal civil and criminal false claims laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, and civil monetary penalty laws that prohibit individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Open Payments program, pursuant to the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to "payments or other transfers of value" made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members, with disclosure of such information to be made by CMS on a publicly available website; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively PPACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, improve quality of care, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of PPACA of importance to our business and potential drug candidates are:

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

- expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for non-compliance;

- a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer's outpatient drugs to be covered under Medicare Part D;

- extension of a manufacturer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

- expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

- the new requirements under the federal Open Payments program and its implementing regulations;

- a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

- a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There remain judicial and Congressional challenges to certain aspects of PPACA. President Trump signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare reform measures of the Biden administration will impact ACA and our business.

Other legislative changes have been proposed and adopted since PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which began in 2013, and, due to subsequent legislative amendments, will stay in effect unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved. Current and future healthcare reform measures may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.

In some countries, particularly in the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our drug candidate to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the expertise of our senior management and the members of our scientific and clinical teams. Although we have entered into employment agreements with our executive officers, each of them may currently terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or employees.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our drug pipeline toward scaling up for commercialization, sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize our drug candidates. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs and, if any of our drug candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, or additional global financial crises, including related to the COVID-19 pandemic or the armed conflict in Ukraine and the surrounding region, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

In addition, our available cash and cash equivalents are held in accounts managed by third party financial institutions and consist of cash in our operating accounts and cash invested in money market funds. At any point in time, the funds in our operating accounts may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail. We can provide no assurances that access to our operating cash or invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Our employees and employees of our collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We and our collaborators are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, or any such actions are instituted against any of our collaborators, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions and diminished royalties.

Significant disruptions of our, or our contractors' or vendors', information technology systems or data security incidents could result in significant financial, legal, regulatory, business and reputational harm to us.

In the ordinary course of our business, we and the third parties upon which we rely may process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets. We may rely upon third parties (such as service providers) for our data processing–related activities. We may share or receive sensitive data with or from third parties. We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer "hackers," threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

Any of the previously identified or similar threats could cause a security incident. A security incident could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security incident could disrupt our ability (and that of third parties upon whom we rely) to conduct our business. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may expend significant resources or modify our business activities (including our clinical trial activities) in an effort to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and data. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Additionally, we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

General Risks Related to Ownership of Our Common Stock

An active trading market for our common stock may not be sustained.

Although our common stock is listed on The Nasdaq Global Market, we cannot assure you that an active trading market for our shares will be sustained. If an active market for our common stock is not sustained, it may be difficult for investors in our common stock to sell shares without depressing the market price for the shares or to sell the shares at all.

The trading price of our common stock has been and is likely to continue to be volatile.

Our stock price from time to time has been volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

- announcements relating to development, regulatory approvals or commercialization of our drug candidates;

- actual or anticipated variations in our operating results;

- changes in financial estimates by us or by any securities analysts who might cover our stock;

- conditions or trends in our industry;

- changes in laws or other regulatory actions affecting us or our industry, such as drug pricing and reimbursement;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;

- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- capital commitments;

- investors' general perception of our company and our business;

- disputes concerning our intellectual property or other proprietary rights;

- recruitment or departure of key personnel; and

- sales of our common stock, including sales by our directors and officers or specific stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, which has resulted in volatile stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, including worsening economic conditions and other adverse effects or developments relating to political, regulatory and other market conditions, may negatively affect the market price of shares of our common stock, regardless of our actual operating performance.

In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources from our business.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that equity research analysts publish about us and our business. We have only limited research coverage by equity research analysts. Equity research analysts may elect not to initiate or continue to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plan, our employee stock purchase plan or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock and up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plan, our employee stock purchase plan or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If a substantial number of our total outstanding shares are sold into the market, or if the market perceives that such sales may occur, it could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or if the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. All of our outstanding shares of common stock are available for sale in the public market, subject only to the restrictions of Rule 144 under the Securities Act in the case of our affiliates.

In addition, we have filed registration statements on Form S-8 registering the issuance of shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements are available for sale in the public market subject to vesting arrangements and exercise of options, as well as Rule 144 in the case of our affiliates. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by some or all of our stockholders. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents also contain other provisions that could have an anti-takeover effect, including:

- only one of our three classes of directors is elected each year;

- stockholders are not entitled to remove directors other than by a 66 2/3% vote and only for cause;

- stockholders are not permitted to take actions by written consent;

- stockholders cannot call a special meeting of stockholders; and

- stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our certificate of incorporation also provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of The Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. This requires that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to maintain proper and effective internal controls in the future, we may not be able to produce timely and accurate financial statements, and we may conclude that our internal controls over financial reporting are not effective. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and our stock may not appreciate in value.

We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. There is no guarantee that shares of our common stock will appreciate in value or that the price at which our stockholders have purchased their shares will be able to be maintained.

We incur increased costs and demands upon management as a result of being a public company.

As a public company listed in the United States, we incur, and will continue to incur now that we have ceased to be an "emerging growth company," significant legal, accounting and other costs. These costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If we do not comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal offices occupy approximately 42,000 square feet of leased office space in Rockville, Maryland, pursuant to a lease agreement that expires in October 2023. We believe that our properties are generally in good condition, well maintained, suitable and adequate to carry on our business. We believe our capital resources are sufficient to lease any additional facilities required to meet our expected growth needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to litigation and claims arising in the ordinary course of business. We are not currently a party to any material legal proceedings and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results, cash flows or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is listed on The Nasdaq Global Market under the symbol "GLYC."

Dividend Policy

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

Stockholders

As of March 27, 2023, we had 64,245,224 shares of common stock outstanding held by 21 holders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Parties

None.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review Item 1A. "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For the discussion of our financial condition and results of operations and cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 3, 2022.

Overview

We are a late-stage clinical development biotechnology company focused on improving the lives of people living with cancer and inflammatory diseases by leveraging the inhibition of carbohydrate interactions that occur on the surface of cells. We are developing a pipeline of proprietary glycomimetics, which are small molecules that mimic the structure of carbohydrates involved in important biological processes, to inhibit disease-related functions of carbohydrates such as the roles they play in inflammation, cancer and infection. We believe this represents an innovative approach to drug discovery to treat a wide range of diseases. We are focusing our efforts on drug candidates for diseases that we believe will qualify for orphan drug designation.

Our proprietary glycomimetics platform is based on our expertise in carbohydrate chemistry and our understanding of the role carbohydrates play in key biological processes. Most human proteins are modified by the addition of complex carbohydrate structures to the surface of such proteins, which affects the functions of the proteins and their interactions with other molecules. Our initial research and development efforts have focused on drug candidates targeting selectins, which are proteins that serve as adhesion molecules and bind to carbohydrates that are involved in the inflammatory component and progression of a wide range of diseases, including hematologic disorders, cancer and cardiovascular disease. For example, we believe that members of the selectin family play a key role in tumor metastasis and resistance to chemotherapy. Inhibiting specific carbohydrates from binding to selectins has long been viewed as a potentially attractive approach for therapeutic intervention. The ability to successfully develop drug-like carbohydrate compounds that inhibit binding with selectins, known as selectin antagonists, has historically been limited by their potency and the complexities of carbohydrate chemistry. We believe our expertise in the rational design of potent glycomimetic antagonists with drug-like properties and in carbohydrate chemistry enables us to identify highly effective selectin antagonists and other glycomimetics that may inhibit the disease-related functions of certain carbohydrates in order to develop novel drug candidates to address orphan diseases with high unmet medical need.

Our lead glycomimetic drug candidate, uproleselan, is a specific E-selectin antagonist that we are developing to be used in combination with chemotherapy to treat patients with acute myeloid leukemia, or AML, a life-threatening hematologic cancer, and potentially other hematologic cancers. In 2021, we completed enrollment of 388 patients in a randomized, double-blind, placebo-controlled Phase 3 pivotal clinical trial to evaluate uproleselan in individuals with relapsed/refractory AML, the design of which was based on guidance received from the U.S. Food and Drug Administration, or FDA. Pooled survival data show patients in the Phase 3 study continue to live longer than historically expected.

In September 2022, we submitted a request to the FDA to amend the protocol for the trial to conduct an interim analysis and have the findings reviewed by the trial's Independent Data Monitoring Committee, or IDMC, as blinded pooled survival data showed patients living longer than expected based on the historical benchmarks used to design the study. The statistical plan agreed to with the FDA was for the IDMC to review efficacy and safety data at 80% of survival events, which events threshold was reached at the end of 2022. When designing the interim analysis, we amended the protocol to create the opportunity to achieve unblinding at approximately 80% of survival events while maintaining the statistical integrity of the final analysis should the DMC recommend the study continue to the final overall events trigger. The interim analysis plan required a high statistical threshold to be met for the IDMC to recommend unblinding, reserving approximately 95% of the study's statistical power for the final analysis.

In February 2023,the IDMC reviewed the interim utility analysis and recommended that the pivotal Phase 3 clinical trial continue to the originally planned final analysis. Based on current projections, we anticipate reaching the overall survival events trigger in the first half of 2024, with top line data disclosure soon thereafter. As we the trial progresses during 2023, we will continue our preparation for a potential filing of an NDA with the FDA.

We have also entered into a Cooperative Research and Development Agreement, or CRADA, with the National Cancer Institute, or NCI, part of the National Institutes of Health, to conduct a Phase 2/3 randomized, controlled clinical trial testing the addition of uproleselan to a standard chemotherapy regimen. Enrollment of 267 patients in the Phase 2 portion was completed in December 2021. There will be a planned interim analysis that will evaluate event-free survival and whether the pre-specified threshold for continuing to Phase 3 has been met. The trial may also provide support for regulatory filings, if the results of the planned interim analysis are sufficiently positive.

Uproleselan is also being studied in multiple investigator-sponsored trials. The initial results from two investigator-sponsored trials evaluating safety and preliminary efficacy in frontline unfit and treated secondary AML populations not previously studied with uproleselan were selected for poster presentation at the 64th American Society of Hematology Annual Meeting held in December 2022.

We have rationally designed an innovative antagonist of E-selectin, GMI-1687, that could be a subcutaneously administered treatment. Initially developed as a potential life-cycle extension to uproleselan, we believe that GMI-1687 could be developed to broaden the clinical usefulness of an E-selectin antagonist to conditions where outpatient treatment is preferred or required. In May 2022, we filed an investigational new drug application, or IND, for GMI-1687 in as a potential treatment for vaso-occlusive crisis, or VOC, a common complication of sickle cell disease and received the "safe to proceed" letter from the FDA in June 2022.

We are advancing other preclinical-stage programs, including small-molecule glycomimetic compounds that inhibit the protein galectin-3, which we believe may have potential to be an orally administered treatment for fibrosis, cancer and cardiovascular disease. In March 2022, we selected a lead galectin drug candidate, GMI-2093, for evaluation in preclinical studies. We are evaluating options for the further development of GMI-2093 as a potential treatment for fibrosis and in oncology indications.

We have also designed GMI-1359, a drug candidate that simultaneously targets both E-selectin and a chemokine receptor known as CXCR4. In the fourth quarter of 2021, we terminated a Phase 1b trial of GMI-1359 in hormone receptor positive breast cancer patients whose tumors had spread to bone and have deactivated the existing GMI-1359 INDs as of August 2022. We are not currently developing GMI-1359, but are seeking a licensing partner to continue clinical development of this drug candidate.

We have financed our operations primarily through private placements of our securities, up-front and milestone payments under our license and collaboration agreements and the net proceeds from public offerings of common stock, including sales of common stock under at-the-market sales facilities with Cowen and Company LLC, or Cowen. We have no approved drugs currently available for sale, and substantially all of our revenue to date has been revenue from up-front and milestone payments under license and collaboration agreements.

Since inception, we have incurred significant operating losses. We had an accumulated deficit of $419.6 million as of December 31, 2022 and we expect to continue to incur significant expenses and operating losses over at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially as we:

- initiate, conduct and complete our ongoing and planned clinical trials of uproleselan, including fulfilling our funding and supply commitments related to the ongoing clinical trials of uproleselan;

- conduct NDA-enabling activities related to manufacture, toxicology and clinical pharmacology for our product candidates;

- manufacture additional uproleselan drug supplies for validation and prepare for commercialization;

- seek regulatory approvals for any drug candidates that successfully complete clinical trials;

- ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any drug candidates for which we may obtain regulatory approval;

- maintain, expand and protect our intellectual property portfolio;

- maintain sufficient levels of insurance, including product liability and directors, officers and corporate liability insurance policies; and

- add personnel to support our drug development and potential future commercialization efforts.

To fund further operations, we will need to raise capital. We may obtain additional financing in the future through the issuance of our common stock, through other equity or debt financings, potentially including the use of our at-the-market sales facility with Cowen, through collaborations or partnerships with other companies or sale of royalties on a potential drug. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents will be sufficient to fund our operations through the fourth quarter of 2024 without giving effect to potential business development opportunities, such as upfront or milestone payments under license and collaboration agreements, or additional financing activities including the potential sale of common stock under our at-the-market sales facility or otherwise. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Impact of COVID-19 on Our Business

We continue to monitor developments associated with the COVID-19 pandemic, which has previously resulted in travel and other restrictions to reduce the spread of the disease. To date, we have experienced only minor disruptions from the pandemic, including a brief delay in patient enrollment in our Phase 3 clinical trial of uproleselan which completed enrollment in November 2021. The safety, health and well-being of all patients, medical staff and our internal and external teams is paramount and is our primary focus. As the pandemic and its resulting restrictions evolve in jurisdictions across the country, we are aware that the potential exists for further disruptions to our projected timelines. We are in close communication with our clinical and manufacturing teams and key vendors and are prepared to take action should the pandemic worsen and impact our business in the future. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of any impacts the pandemic may have on our business, operations, financial position and our clinical and regulatory activities. See also the section titled "Risk Factors" herein for additional information on risks and uncertainties related to the pandemic.

Our Collaboration and License Agreements

Apollomics

In January 2020, we entered into an exclusive collaboration and license agreement with Apollomics (Hong Kong) Limited, or Apollomics, for the development and commercialization of uproleselan and GMI-1687 in Mainland China, Hong Kong, Macau and Taiwan, also known as Greater China. Under the terms of the agreement, Apollomics will be responsible for clinical development and commercialization in Greater China. We will also collaborate with Apollomics to advance the preclinical and clinical development of GMI-1687. We received an upfront cash payment of $9.0 million and in September 2020 received a $1.0 million development milestone payment. There were no milestone payments from Apollomics during the years ended December 31, 2022 or 2021. Subject to the terms of the agreement, we will be eligible to receive potential further milestone payments totaling approximately $179.0 million, as well as tiered royalties ranging from the high single digits to 15%, as a percentage of net sales. Apollomics will be responsible for all costs related to development, regulatory approvals, and commercialization activities for uproleselan and GMI-1687 in Greater China, and we and Apollomics expect to enter into clinical and commercial supply agreements with respect to our provision of uproleselan and GMI-1687 to Apollomics. We retain all rights for both compounds in the rest of the world.

In September 2020, the China National Medical Products Administration, or NMPA, Center for Drug Evaluation, or CDE, granted IND approval for uproleselan (also known as APL-106), enabling the initiation of a Phase 1 pharmacokinetics and tolerability study and a planned Phase 3 bridging study of APL-106 in combination with chemotherapy in relapsed/refractory AML. In January 2021, APL-106 was granted Breakthrough Therapy Designation from the China NMPA CDE for the treatment of relapsed/refractory AML. In March 2021, Apollomics enrolled the first patient in the Phase 1 study and enrolled the first patient in the Phase 3 portion of the trial in November 2021.

In June 2020, we entered into a clinical supply agreement with Apollomics under which we will manufacture and supply uproleselan product to Apollomics at agreed upon prices. Apollomics has the option to begin manufacture after appropriate material transfer requirements are met. During the year ended December 31, 2021, we recognized $1.1 million in revenue from the sale of clinical supplies to Apollomics under the clinical supply agreement. There were no sales of clinical supplies to Apollomics during the year ended December 31, 2022.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles generally accepted in the United States that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this Annual Report, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant judgments and estimates.

Revenue Recognition

We apply Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration agreements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods and services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. To determine revenue recognition for an arrangement that an entity determines is within the scope of Topic 606, we perform the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and identify, as a performance obligation, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We enter into licensing agreements which are within the scope of Topic 606, under which we license certain of our product candidates' rights to third parties. The terms of these arrangements typically include payment of one or more of the following: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; and royalties on net sales of the licensed product. In determining the appropriate amount of revenue to be recognized as we fulfill our obligation under our agreements, we perform the five steps described above. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement of personnel costs, discount rates and probabilities of technical and regulatory success.

Licensing of Intellectual Property: If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we will recognize revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front-fees. We evaluate the measure of progress each reporting period, and, if necessary, adjust the measure of performance and related revenue recognition.

Milestone Payments: At the inception of each arrangement that includes development milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal will not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control or the licensee's control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in their period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, for which the license is deemed to be the predominant item to which royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some of all of the royalty has been allocated has been satisfied (or partially satisfied). To date, we have not recognized any royalty revenue from our license agreements.

Manufacturing and Supply: Our agreements may include providing clinical and commercial manufacturing products to the counterparties. The services are generally determined to be distinct from the other promises or performance obligations identified in the arrangement. We recognize the transaction price allocated to these services as revenue at a point in time when transfer of control of the related products to the customer occurs.

Stock-Based Compensation

We issue stock-based compensation awards to our employees and non-employee directors, including stock options. We measure stock-based compensation expense related to these awards based on the fair value of the award, utilizing the Black-Scholes-Merton option pricing model, on the date of grant and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the awards, which generally equals the vesting period. We account for forfeitures as they occur. We grant stock options with exercise prices equal to the estimated fair value of our common stock on the date of grant. The Black-Scholes-Merton option pricing model requires the input of various assumptions that require management to apply judgment and make assumptions and estimates, including:

Risk-Free Interest Rate—The risk-free interest rate assumption is based on observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our employee stock options.

Expected Term—The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options.

Expected Volatility— Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We base the expected volatility on the historical volatility of our publicly traded common stock.

Expected Dividend Yield—We have assumed no dividend yield because we do not expect to pay dividends in the future, which is consistent with our history of not paying dividends.

Accruals for Clinical Trial Expenses

Clinical trial costs primarily consist of expenses incurred under agreements with contract research organizations (CROs), investigative sites, laboratory testing expenses, data management and consultants that conduct our clinical trials. Clinical trial expenses are a significant component of research and development expenses, and we outsource a significant portion of these clinical trial activities to third parties. The accrual for site and patient costs includes inputs such as estimates of patient enrollment, patient cycles incurred, clinical site activations, estimated project duration and other pass-through costs. These inputs are required to be estimated due to a lag in receiving the actual clinical information from third parties. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected on the balance sheets as prepaid assets or accrued expenses. These third-party agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. Except for payments made in advance of services, clinical trial costs are expensed as incurred. Non-refundable advance clinical payments for goods or services that will be used or rendered for future research and development activities are recorded as a prepaid asset and recognized as expense as the related goods are delivered or the related services are performed. When evaluating the adequacy of the accrued expenses, management assessments include: (i) an evaluation by the project manager of the work that has been completed during the period; (ii) measurement of progress prepared internally and/or provided by the third-party service provider; (iii) analyses of data that justify the progress; and (iv) our judgment. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made. Our historical clinical accrual estimates have not been materially different from the actual costs. Clinical trial accruals that are due longer than one year are classified as noncurrent accrued expenses.

Components of Operating Results

Revenue

To date, we have not generated any revenue from the sale of our drug candidates and do not expect to generate any revenue from the sale of drugs in the near future. Substantially all of our historical revenue consisted of upfront and milestone payments under license and collaboration agreements.

Research and Development

Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for full-time research and development employees, facilities expenses, overhead expenses, cost of laboratory supplies, clinical trial and related clinical manufacturing expenses, fees paid to CROs and other consultants and other outside expenses. Other preclinical research and platform programs include activities related to exploratory efforts, target validation, lead optimization for our earlier programs and our proprietary glycomimetics platform. Our research and development expenses relate primarily to the development of uproleselan and our other drug candidates.

We do not currently utilize a formal time allocation system to capture expenses on a project-by-project basis because we are organized and record expense by functional department and our employees may allocate time to more than one development project. Accordingly, we only allocate a portion of our research and development expenses by functional area and by drug candidate.

Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.

Research and development activities are central to our business model. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect our research and development expenses to increase over the next several years as we seek to progress uproleselan, GMI-1687 and our other drug candidates into and through clinical development. However, it is difficult to determine with certainty the duration and completion costs of our current or future preclinical studies and clinical trials of our drug candidates, or if, when or to what extent we will generate revenues from the commercialization and sale of any of our drug candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our drug candidates.

The duration, costs and timing of clinical trials and development of our drug candidates will depend on a variety of factors that include:

- per patient trial costs;

- the number of patients that participate in the trials;

- the number of sites included in the trials;

- the countries in which the trial is conducted;

- the length of time required to enroll eligible patients;

- the number of doses that patients receive;

- the drop-out or discontinuation rates of patients;

- potential additional safety monitoring or other studies requested by regulatory agencies;

- the duration of patient follow-up; and

- the safety and efficacy profile of the drug candidate.

In addition, the probability of success for each drug candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate's commercial potential.

General and Administrative

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance, accounting, business development and human resources functions. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to patent and corporate matters and fees for accounting and consulting services. We anticipate that our general and administrative expenses will increase in the future as we undertake commercialization efforts for uproleselan.

Interest Income

Other income consists of interest income earned on our cash and cash equivalents.

Results of Operations

The following table sets forth our results of operations:

(dollars in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Net Change	
Revenue	$ 75	$ 1,160	$ (1,085)	(94)%
Costs and expenses:				
Research and development expense	28,391	47,492	(19,101)	(40)%
General and administrative expense	19,087	17,115	1,972	12 %
Total costs and expenses	47,478	64,607	(17,129)	(27)%
Loss from operations	(47,403)	(63,447)	16,044	25 %
Interest income	715	20	695	3,475 %
Net loss and comprehensive loss	$ (46,688)	$ (63,427)	$ 16,739	26 %

Revenue

During the years ended December 31, 2022 and 2021, we recognized $75,000 and $1.2 million, respectively, in revenue from agreements with Apollomics as described above under "Our Collaboration and License Agreements."

Research and Development Expense

The following table summarizes our research and development expense by functional area:

(dollars in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021		Net Change		
Clinical development	$	9,446	$	19,689	$	(10,243)	(52)%
Manufacturing and formulation		6,009		12,307		(6,298)	(51)%
Contract research services, consulting and other costs		1,331		2,163		(832)	(38)%
Laboratory costs		1,787		2,140		(353)	(16)%
Personnel-related		8,758		8,978		(220)	(2)%
Stock-based compensation		1,060		2,215		(1,155)	(52)%
Research and development expense	$	28,391	$	47,492	$	(19,101)	(40)%

The following table summarizes our research and development expense by drug candidate:

(dollars in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021		Net Change		
Uproleselan	$	14,647	$	29,781	$	(15,134)	(51)%
GMI-1687		1,282		2,514		(1,232)	(49)%
Other research and development		2,644		4,004		(1,360)	(34)%
Personnel-related and stock-based compensation		9,818		11,193		(1,375)	(12)%
Research and development expense	$	28,391	$	47,492	$	(19,101)	(40)%

Our research and development expense for the year ended December 31, 2022 decreased by $19.1 million, or 40%, compared to the year ended December 31, 2021 primarily due to:

- decreased clinical development costs related to uproleselan, as patient enrollment ended in our Phase 3 clinical trial in November 2021 and in the NCI Phase 2/3 clinical trial in December 2021;

- decreased manufacturing and formulation costs related to uproleselan validation batches;

- decreased contract research services, consulting and other costs due to a reduction in the number of early-stage sponsored research agreements; and

- decreased stock-based compensation expense due to lower share prices, resulting in lower grant date fair market values for equity awards.

General and Administrative Expense

The following table sets forth the components of our general and administrative expense:

(dollars in thousands)	Year Ended December 31, 2022		Year Ended December 31, 2021		Net Change		
Personnel-related	$	6,425	$	5,788	$	637	11 %
Stock-based compensation		2,798		3,872		(1,074)	(28)%
Legal, consulting and other professional expenses		8,964		6,652		2,312	35 %
Other		900		803		97	12 %
General and administrative expense	$	19,087	$	17,115	$	1,972	12 %

General and administrative expense increased for the year ended December 31, 2022 by $2.0 million, or 12%, compared to 2021, primarily due to pre-commercialization expenses for uproleselan in 2022 and higher patent fees compared to the prior year. Personnel-related expenses increased as we hired a Chief Commercial Officer to lead the planned commercial efforts for uproleselan if it receives marketing approval. These increases were partially offset by decreased stock-based compensation expense due to lower share prices, resulting in lower grant date fair market values for equity awards issued in 2022.

Interest Income

During the year ended December 31, 2022, interest income increased by $695,000, compared to the same period in 2021, due to higher interest rates on cash balances.

Liquidity and Capital Resources

Sources of Liquidity

We have historically financed our operations primarily through public offerings and private placements of our capital stock, including sales agreements with Cowen, and upfront and milestone payments from our license and collaboration agreements. As of December 31, 2022, we had $47.9 million in cash and cash equivalents.

In October 2020, we entered into an at-the-market sales agreement, or the 2020 Sales Agreement, with Cowen. During the year ended December 31, 2020, we sold 1,024,760 shares of common stock under the 2020 Sales Agreement at a weighted average price of $3.74 per share, for aggregate net proceeds of $3.7 million, after deducting commissions and offering expenses. During the year ended December 31, 2021, we sold an additional 3,092,603 shares of common stock under the 2020 Sales Agreement at a weighted average price of $3.57 per share, for aggregate net proceeds of $10.7 million, after deducting commissions and offering expenses. We did not make any additional sales under the 2020 Sales Agreement in 2022, and the 2020 Sales Agreement was terminated in April 2022.

In March 2022, we filed a shelf registration statement with the SEC, which was declared effective on April 22, 2022. On April 28, 2022, we entered into a new at-the-market sales agreement, or the 2022 Sales Agreement, with Cowen. Under the 2022 Sales Agreement, we may sell up to $100.0 million in shares of our common stock. During the year ended December 31, 2022, we sold 1,953,854 shares of common stock under the 2022 Sales Agreement at a weighted average price of $2.22 per share, for aggregate net proceeds of $4.2 million, after deducting commissions and offering expenses. Subsequent to December 31, 2022 and through the date of this Annual Report, we sold an additional 9,822,930 shares of common stock under the 2022 Sales Agreement at a weighted average price of $3.01 per share, for aggregate net proceeds of $28.7 million, after deducting commissions and offering expenses. As of the date of this Annual Report, approximately $66.0 million remained available to be sold under the terms of the 2022 Sales Agreement.

We entered into a collaboration and license agreement with Apollomics in January 2020 and are potentially eligible to earn milestone payments and royalties under that agreement. In January 2020, Apollomics made an upfront payment to us of $9.0 million. We also received a non-refundable payment of $1.0 million in September 2020 as a clinical development milestone payment. Our ability to earn additional milestone payments and potential royalty payments and their timing will be dependent upon the outcome of Apollomics' activities and is therefore uncertain at this time.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, laboratory and related supplies, clinical costs, legal and other regulatory expenses and general overhead costs.

As of December 31, 2022, our significant contractual obligations consisted solely of rent obligations under a non-cancelable lease, as amended, for our current office space in Rockville, Maryland, which has a term through October 2023. Total remaining obligations under this lease as of December 31, 2022 were $941,000. We have no other fixed long-term obligations and we do not have significant capital expenditure requirements.

We have also entered into various agreements for services with third-party vendors, including agreements to conduct clinical trials, to manufacture products, and for consulting and other contracted services. These agreements include cancellable terms and we accrue the costs of these agreements based on estimates of work completed to date.

The successful development of any of our drug candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of uproleselan or our other drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from uproleselan or our other drug candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

- successful enrollment in, and completion of, clinical trials;

- receipt of marketing approvals from applicable regulatory authorities;

- establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity for drug candidates;

- launching commercial sales of drugs, if and when approved, whether alone or in collaboration with others; and

- obtaining and maintaining healthcare coverage and adequate reimbursement.

A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs and timing associated with the development of that drug candidate. Because our drug candidates are in various stages of clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of our drug candidates or whether, or when, we may achieve profitability. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements, including our existing license agreement with Apollomics. Except for amounts that we may sell under our 2022 Sales Agreement with Cowen, and Apollomics' conditional obligations to make milestone and royalty payments to us under our license agreement, we do not have any committed external source of liquidity.

To the extent that we raise additional capital through the future sale of equity or debt, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations.

We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Outlook

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the fourth quarter of 2024. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect. Additionally, the process of testing drug candidates in clinical trials is costly, and the timing of progress in these trials is uncertain.

Cash Flows

The following table summarizes our cash flows:

(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash provided by (used in):		
Operating activities	$ (46,457)	$ (57,489)
Investing activities	(84)	(15)
Financing activities	4,157	10,724
Net change in cash and cash equivalents	$ (42,384)	$ (46,780)

In assessing cash used in operating activities, we consider several principal factors: (i) net loss for the period; (ii) adjustments for non-cash charges including stock-based compensation expense and depreciation and amortization of property and equipment; and (iii) the extent to which receivables, accounts payable and other liabilities, or other working capital components increase or decrease.

Operating Activities

Net cash used in operating activities was $46.5 million during the year ended December 31, 2022 compared to $57.5 million during the year ended December 31, 2021. For the year ended December 31, 2022, there was decreased spending in clinical development and manufacturing expenses as uproleselan clinical development programs in our global Phase 3 clinical trial and the NCI-sponsored Phase 2/3 trial completed enrollment and are now in the follow-up phase. Net cash used in operating activities for the year ended December 31, 2021 was primarily the result of ongoing clinical and manufacturing costs associated with our uproleselan clinical development programs. For the year ended December 31, 2021, we received $1.1 million in revenue under our agreements with Apollomics for the development and commercialization of uproleselan and GMI-1687 in Greater China.

Investing Activities

Net cash used in investing activities, consisting of purchases of scientific equipment and computers, was $84,000 for the year ended December 31, 2022 compared to $15,000 during the year ended December 31, 2021.

Financing Activities

Net cash provided by financing activities of $4.2 million and $10.7 million during the years ended December 31, 2022 and 2021, respectively, consisted of the net proceeds received from our at-the-market facilities with Cowen.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and related financial statement schedules required to be filed are listed in Part IV, Item 15 of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision of and with the participation of our management, including our chief executive officer, who is our principal executive officer, and our chief financial officer, who is our principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this Annual Report. The term "disclosure controls and procedures," as set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms promulgated by the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of our internal control over financial reporting based on the original framework established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on the assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our registered public accounting firm regarding the effectiveness of internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit smaller reporting companies to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

We will file a definitive proxy statement for our 2023 annual meeting of stockholders, or the 2023 Proxy Statement, with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2023 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is hereby incorporated by reference to the relevant information to be included in the 2023 Proxy Statement under the captions "Information Regarding the Board of Directors and Corporate Governance," "Election of Directors" and "Executive Officers."

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference to the relevant information to be included in the 2023 Proxy Statement under the captions "Executive Compensation" and "Non-Employee Director Compensation."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference to the relevant information to be included in the 2023 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference to the relevant information to be included in the 2023 Proxy Statement under the captions "Transactions with Related Persons" and "Independence of the Board of Directors."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference to the relevant information to be included in the 2023 Proxy Statement under the caption "Ratification of Selection of Independent Auditors."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

    (1)   Financial Statements:

    (2)   Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

    (3)   Exhibits

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation.
3.2(2)	Amended and Restated Bylaws.
4.1(3)	Specimen stock certificate evidencing shares of Common Stock.
4.2(4)	Description of Certain of Registrant's Securities.
10.1+(5)	2003 Stock Incentive Plan, as amended.
10.2+(6)	Form of Incentive Stock Option Agreement under 2003 Stock Incentive Plan.
10.3+(7)	Form of Nonqualified Stock Option Agreement under 2003 Stock Incentive Plan.
10.4+(8)	GlycoMimetics, Inc. Amended and Restated 2013 Equity Incentive Plan.
10.5+(9)	Form of Stock Option Grant Notice and Stock Option Agreement under 2013 Equity Incentive Plan.
10.6+(10)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2013 Equity Incentive Plan.
10.7+(11)	2013 Employee Stock Purchase Plan.
10.8+(12)	Form of Indemnification Agreement.
10.9+(13)	Executive Employment Agreement, dated as of August 3, 2021, by and between the Registrant and Harout Semerjian.
10.10+(14)	Amended and Restated Executive Employment Agreement, dated as of July 30, 2019, by and between the Registrant and Brian Hahn.
10.11+(15)	Amended and Restated Executive Employment Agreement, dated as of July 30, 2019, by and between the Registrant and John Magnani.
10.12+(16)	Executive Employment Agreement dated as of August 31, 2022, by and between the Registrant and Edwin Rock.
10.14+	Amended and Restated Non-Employee Director Compensation Policy.
10.15(17)	Lease Agreement, dated July 23, 2014, by and between the Registrant and BMR-Medical Center Drive, LLC.

Exhibit Number	Description of Document
10.16(18)	Sales Agreement, dated April 28, 2022 by and between the Registrant and Cowen and Company, LLC.
10.17(19)	First Amendment to Lease, dated March 24, 2016, by and between the Registrant and BMR-Medical Center Drive LLC.
10.18*(20)	Collaboration and License Agreement, dated January 2, 2020, by and between the Registrant and Apollomics (Hong Kong) Limited.
10.19+(21)	GlycoMimetics, Inc. Amended and Restated Inducement Plan.
10.20+(22)	Form of Stock Option Grant Notice and Stock Option Agreement under the GlycoMimetics, Inc. Inducement Plan.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Power of Attorney (contained on signature page hereto).
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
32.1^	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rules 13a-14(b) and 15d-14(b) promulgated under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to section 906 of The Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

^ These certifications are being furnished solely to accompany this Annual Report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

+ Indicates management contract or compensatory plan.

* Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

(1) Previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-36177), filed with the Commission on January 15, 2014, and incorporated by reference herein.

(2) Previously filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-36177), filed with the Commission on January 15, 2014, and incorporated by reference herein.

(3) Previously filed as Exhibit 4.2 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 31, 2013, and incorporated by reference herein.

(4) Previously filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-36177), filed with the Commission on February 28, 2020, and incorporated by reference herein.

(5) Previously filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 4, 2013, and incorporated by reference herein.

(6) Previously filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 4, 2013, and incorporated by reference herein.

(7) Previously filed as Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 4, 2013, and incorporated by reference herein.

(8) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36177), filed with the Commission on May 20, 2022, and incorporated by reference herein.

(9) Previously filed as Exhibit 10.12 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 28, 2013, and incorporated by reference herein.

(10) Previously filed as Exhibit 10.13 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 28, 2013, and incorporated by reference herein.

(11) Previously filed as Exhibit 10.14 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 28, 2013, and incorporated by reference herein.

(12) Previously filed as Exhibit 10.15 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-191567), filed with the Commission on October 28, 2013, and incorporated by reference herein.

(13) Previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36177), filed with the Commission on November 2, 2021, and incorporated by reference herein.

(14) Previously filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36177), filed with the Commission on August 1, 2019, and incorporated by reference herein.

(15) Previously filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36177), filed with the Commission on August 1, 2019, and incorporated by reference herein.

(16) Previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-36177), filed with the Commission on November 9, 2022, and incorporated by reference herein.

(17) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36177), filed with the Commission on July 28, 2014, and incorporated by reference herein.

(18) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 10-Q (File No. 001-36177), filed with the Commission on April 28, 2022, and incorporated by reference herein.

(19) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-36177), filed with the Commission on March 29, 2016, and incorporated by reference herein.

(20) Previously filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K (File No. 001-36177), filed with the Commission on February 28, 2020, and incorporated by reference herein.

(21) Previously filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K (File No. 001-36177), filed with the Commission on March 3, 2022, and incorporated by reference herein.

(22) Previously filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K (File No. 001-36177), filed with the Commission on February 28, 2020, and incorporated by reference herein.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLYCOMIMETICS, INC.

By: /s/ Harout Semerjian

Harout Semerjian
President and Chief Executive Officer

March 29, 2023

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harout Semerjian and Brian M. Hahn, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of GlycoMimetics, Inc., and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harout Semerjian Harout Semerjian	President, Chief Executive Officer and Director *(Principal Executive Officer)*	March 29, 2023
/s/ Brian M. Hahn Brian M. Hahn	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 29, 2023
/s/ Patricia S. Andrews Patricia S. Andrews	Director	March 29, 2023
/s/ Mark A. Goldberg, M.D. Mark A. Goldberg, M.D.	Director	March 29, 2023
/s/ Scott T. Jackson Scott T. Jackson	Director	March 29, 2023
/s/ Daniel M. Junius Daniel M. Junius	Director	March 29, 2023
/s/ Rachel K. King Rachel K. King	Director	March 29, 2023
/s/ Scott Koenig, M.D., Ph.D. Scott Koenig, M.D., Ph.D.	Director	March 29, 2022
/s/ Timothy Pearson Timothy Pearson	Director	March 29, 2023

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GlycoMimetics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of GlycoMimetics, Inc. (the Company) as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accrued Clinical Trial Expenses

Description of the Matter	As discussed in Note 2 to the financial statements, the Company records costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations, investigative sites, and other consultants. The Company's accrued expenses of $7.0 million at December 31, 2022 include accrued clinical trial expenses, and the Company's research and development costs and expenses of $28.4 million for the year ended December 31, 2022 include 2022 clinical trial expenses.
	Auditing the Company's accruals for clinical trials was challenging due to the multiple sources of information used to evaluate the Company's estimated accruals. In addition, in certain circumstances, the determination of the work that has been completed and measurement of progress during the reporting period required judgment because the timing and pattern of vendor invoicing may not correspond to the level of services provided and there may be delays in receiving clinical information from investigative sites and other consultants.

How We Addressed the Matter in Our Audit	To evaluate the accrual for clinical expenses, our audit procedures included, among others, reading certain contracts with contract research organizations and clinical study sites to evaluate financial and certain other contractual terms, testing the completeness and accuracy of the underlying data used in the estimates, and evaluating the significant assumptions. For example, we evaluated patient enrollment, patient cycles incurred, clinical site activations, estimated project duration, and other pass-through costs, that are used by management to estimate the recorded accruals. We assessed the reasonableness of the significant assumptions. For example, we corroborated the progress of clinical trials with the Company's clinical team and inspected information from third parties related to active patient sites and currently enrolled patients. We also examined subsequent invoices from the service providers and cash disbursements to the service providers, to the extent such invoices were received, or payments were made prior to the date that the financial statements were issued.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Baltimore, Maryland
March 29, 2023

GLYCOMIMETICS, INC.

Balance Sheets

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 47,870,619	$ 90,254,890
Prepaid expenses and other current assets	2,844,086	533,804
Total current assets	50,714,705	90,788,694
Property and equipment, net	242,390	368,842
Prepaid research and development expenses	50,000	1,560,607
Deposits	52,320	52,320
Operating lease right-of-use asset	751,174	1,576,185
Total assets	$ 51,810,589	$ 94,346,648
Liabilities & stockholders' equity		
Current liabilities:		
Accounts payable	$ 970,191	$ 2,107,615
Accrued expenses	6,992,006	8,715,368
Lease liabilities	918,555	1,001,407
Total current liabilities	8,880,752	11,824,390
Lease liabilities, net of current portion	—	918,607
Total liabilities	8,880,752	12,742,997
Stockholders' equity:		
Preferred stock; $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Common stock; $0.001 par value; 100,000,000 shares authorized; 54,377,798 shares issued and outstanding at December 31, 2022; 52,313,894 shares issued and outstanding at December 31, 2021	54,378	52,314
Additional paid-in capital	462,461,251	454,448,327
Accumulated deficit	(419,585,792)	(372,896,990)
Total stockholders' equity	42,929,837	81,603,651
Total liabilities and stockholders' equity	$ 51,810,589	$ 94,346,648

See accompanying notes.

GLYCOMIMETICS, INC.

Statements of Operations and Comprehensive Loss

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue from collaboration and license agreements	$ 75,000	$ 1,159,767	$ 10,162,935
Costs and expenses:			
Research and development expense.	28,390,879	47,491,567	44,929,198
General and administrative expense.	19,087,443	17,115,405	16,743,127
Total costs and expenses	47,478,322	64,606,972	61,672,325
Loss from operations.	(47,403,322)	(63,447,205)	(51,509,390)
Interest income	714,520	19,768	482,487
Net loss and comprehensive loss	$ (46,688,802)	$ (63,427,437)	$ (51,026,903)
Basic and diluted net loss per common share	$ (0.89)	$ (1.23)	$ (1.12)
Basic and diluted weighted-average number of common shares outstanding	52,531,173	51,453,204	45,721,139

See accompanying notes.

GLYCOMIMETICS, INC.

Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2019	43,466,933	$ 43,465	$ 412,599,772	$ (258,442,650)	$ 154,200,587
Issuance of common stock, net of issuance costs	5,161,502	5,163	17,819,554	—	17,824,717
Exercise of options and vesting of restricted stock units	389,187	390	318,907	—	319,297
Stock-based compensation	—	—	6,901,758	—	6,901,758
Net loss	—	—	—	(51,026,903)	(51,026,903)
Balance at December 31, 2020	49,017,622	49,018	437,639,991	(309,469,553)	128,219,456
Issuance of common stock, net of issuance costs	3,092,603	3,092	10,696,225	—	10,699,317
Exercise of options and vesting of restricted stock units	203,669	204	24,825	—	25,029
Stock-based compensation	—	—	6,087,286	—	6,087,286
Net loss	—	—	—	(63,427,437)	(63,427,437)
Balance at December 31, 2021	52,313,894	52,314	454,448,327	(372,896,990)	81,603,651
Issuance of common stock, net of issuance costs	1,953,854	1,954	4,155,454	—	4,157,408
Vesting of restricted stock units	110,050	110	(110)	—	—
Stock-based compensation	—	—	3,857,580	—	3,857,580
Net loss	—	—	—	(46,688,802)	(46,688,802)
Balance at December 31, 2022	54,377,798	$ 54,378	$ 462,461,251	$ (419,585,792)	$ 42,929,837

See accompanying notes.

GLYCOMIMETICS, INC.

Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating activities			
Net loss..	$ (46,688,802)	$ (63,427,437)	$ (51,026,903)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation.......................................	207,145	264,600	270,754
Loss on disposal of assets..............................	3,498	2,174	—
Non-cash lease expense	825,011	749,039	680,845
Stock-based compensation	3,857,580	6,087,286	6,901,758
Changes in assets and liabilities:			
Prepaid expenses and other current assets	(2,310,282)	704,524	3,087,994
Prepaid research and development expenses	1,510,607	—	—
Accounts payable.................................	(1,137,424)	17,676	654,279
Accrued expenses	(1,723,362)	(988,842)	993,420
Lease liabilities	(1,001,459)	(898,550)	(804,078)
Net cash used in operating activities	(46,457,488)	(57,489,530)	(39,241,931)
Investing activities			
Purchases of property and equipment	(84,191)	(14,943)	(68,507)
Net cash used in investing activities	(84,191)	(14,943)	(68,507)
Financing activities			
Proceeds from issuance of common stock, net of issuance costs....	4,157,408	10,699,317	17,824,717
Proceeds from exercise of stock options	—	25,029	319,297
Net cash provided by financing activities	4,157,408	10,724,346	18,144,014
Net change in cash and cash equivalents......................	(42,384,271)	(46,780,127)	(21,166,424)
Cash and cash equivalents, beginning of period	90,254,890	137,035,017	158,201,441
Cash and cash equivalents, end of period	$ 47,870,619	$ 90,254,890	$ 137,035,017

See accompanying notes.

GLYCOMIMETICS, INC.

Notes to Financial Statements

1. Description of the Business

GlycoMimetics, Inc. (the Company), a Delaware corporation headquartered in Rockville, Maryland, was incorporated in 2003. The Company is a late-stage clinical development biotechnology company focused on improving the lives of people living with cancer and inflammatory diseases by leveraging the inhibition of carbohydrate interactions that occur on the surface of cells. The Company is developing a pipeline of proprietary glycomimetics, which are small molecules that mimic the structure of carbohydrates involved in important biological processes, to inhibit disease-related functions of carbohydrates such as the roles they play in inflammation, cancer and infection.

The Company's executive personnel have devoted substantially all of their time to date to the planning and organization of the Company, the process of hiring scientists, initiating research and development programs and securing adequate capital for anticipated growth and operations. The Company has not commercialized any of its drug candidates and planned commercial operations have not commenced. The Company has incurred significant losses in the development of its drug candidates. The Company has not generated revenues from product sales. As a result, the Company has consistently reported negative cash flows from operating activities and net losses, had an accumulated deficit of $419.6 million at December 31, 2022 and expects to continue incurring losses for the foreseeable future.

Subsequent to December 31, 2022, the Company issued and sold 9,822,930 shares of common stock under its "at-the-market" equity offering program at a weighted average price per share of $3.01, for aggregate net proceeds of $28.7 million, after deducting commissions and offering expenses. The Company believes that its existing cash and cash equivalents as of December 31, 2022 together with the net proceeds of $28.7 million from sale of shares of common stock under the "at-the-market" program will be sufficient to fund the Company's operations at least 12 months from the issuance of these financial statements. Management intends to fund future operations through additional public or private equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources, which cannot be assured.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared based on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment, which is the identification and development of glycomimetic compounds.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Although actual results could differ from those estimates, management does not believe that such differences would be material.

Cash and Cash Equivalents

Cash and cash equivalents consist of investment in money market funds with commercial banks and financial institutions. The Company considers all investments in highly liquid financial instruments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, plus accrued interest, which approximates fair value.

Fair Value Measurements

The Company's financial instruments include cash and cash equivalents. The fair values of the financial instruments approximated their carrying values at December 31, 2022 and 2021, due to their short-term maturities. The Company accounts for recurring and nonrecurring fair value measurements in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value, and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

- Level 1—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

- Level 2—Fair value is determined by using inputs, other than Level 1 quoted prices, that are directly and indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models that can be corroborated by observable market data.

- Level 3—Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity. In instances where the determination of the fair value measurement is based on inputs from different levels of fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety.

The Company periodically evaluates financial assets and liabilities subject to fair value measurements to determine the appropriate level at which to classify them each reporting period. This determination requires the Company to make subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the ASC 820 hierarchy.

The Company had no assets or liabilities that were measured using quoted prices for similar assets and liabilities or significant unobservable inputs (Level 2 and Level 3 assets and liabilities, respectively) either on a recurring or non-recurring basis as of December 31, 2022 and 2021. The carrying value of cash held in money market funds of approximately $45.9 million and $88.3 million as of December 31, 2022 and 2021, respectively, is included in cash and cash equivalents and approximates market values based on quoted market prices (Level 1 inputs). The Company did not transfer any assets measured at fair value on a recurring basis between levels during the years ended December 31, 2022 and 2021.

Concentration of Credit Risk

Credit risk represents the risk that the Company would incur a loss if counterparties failed to perform pursuant to the terms of their agreements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash balances with financial institutions in federally insured accounts and has cash balances in excess of the insurance limits. Cash equivalents consist of investment in money market funds with major financial institutions in the United States. These deposits and funds may be redeemed upon demand and the Company does not anticipate any losses on such balances. The Company has not experienced any losses to date and believes that it is not exposed to any significant credit risk on cash and cash equivalents. On March 10, 2023, one of the financial institutions the Company has accounts with, Silicon Valley Bank, or SVB, was closed and the FDIC was appointed receiver for the bank. The FDIC created a successor bridge bank, Silicon Valley Bridge Bank, N.A, or SVBB, and all deposits of SVB were transferred to SVBB and made available in full to customers under a systemic risk exception approved by the United States Department of Treasury, the Federal Reserve and the FDIC.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging from three to seven years. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. Expenditures for repairs and maintenance are charged to operations as incurred; major replacements that extend the useful life are capitalized. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	ESTIMATED USEFUL LIVES
Furniture and fixtures	7 years
Laboratory equipment	5 years
Office equipment	5 years
Computer equipment	5 years
Leasehold improvements	Shorter of lease term or useful life

Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of the carrying value of its long-lived assets in accordance with the provisions of ASC 360, *Property, Plant, and Equipment*. ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2022 and 2021, the Company determined that there were no impaired assets and it had no assets held for sale.

Revenue Recognition

The Company applies Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers* (Topic 606), to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with the customer(s); (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of Topic 606, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into licensing agreements which are within the scope of Topic 606, under which it licenses certain of its drug candidates' rights to third parties. The terms of these arrangements typically include payment of one or more of the following: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; and royalties on net sales of the licensed product, if and when earned. See Note 10 for additional information regarding the Company's license agreements.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements, the Company performs the five steps under Topic 606 described above. As part of the accounting for these arrangements, the Company must develop assumptions that require judgment to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement of personnel costs, discount rates and probabilities of technical and regulatory success.

Licensing of Intellectual Property: If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period, and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone Payments: At the inception of each arrangement that includes development milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal will not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in their period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue from its license agreements.

Manufacturing and Supply: The obligations under the Company's agreements may include clinical and commercial manufacturing products to be provided by the Company to the counterparty. The services are generally determined to be distinct from the other promises or performance obligations identified in the arrangement. The Company recognizes the transaction price allocated to these services as revenue at a point in time when transfer of control of the related products to the customer occurs.

Research and Development Costs

Except for payments made in advance of services, research and development costs are expensed as incurred. For payments made in advance, the Company recognizes research and development expense as the services are rendered. Research and development costs primarily consist of salaries and related expenses for personnel, laboratory supplies and raw materials, sponsored research, depreciation of laboratory facilities and leasehold improvements, and utilities costs related to research space. Other research and development expenses include fees paid to consultants and outside service providers including clinical research organizations and clinical manufacturing organizations.

Accruals for Clinical Trial Expenses

Clinical trial costs primarily consist of expenses incurred under agreements with contract research organizations (CROs), investigative sites, laboratory testing expenses, data management and consultants that conduct the Company's clinical trials. Clinical trial expenses are a significant component of research and development expenses, and the Company outsources a significant portion of these clinical trial activities to third parties. The accrual for site and patient costs includes inputs such as estimates of patient enrollment, patient cycles incurred, clinical site activations, estimated project duration and other pass-through costs. These inputs are required to be estimated due to a lag in receiving the actual clinical information from third parties. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected on the balance sheets as a prepaid asset or accrued expenses. These third-party agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. Except for payments made in advance of services, clinical trial costs are expensed as incurred. Non-refundable advance clinical payments for goods or services that will be used or rendered for future research and development activities are recorded as a prepaid asset and recognized as expense as the related goods are delivered or the related services are performed. When evaluating the adequacy of the accrued expenses, management assessments include: (i) an evaluation by the project manager of the work that has been completed during the period; (ii) measurement of progress prepared internally and/or provided by the third-party service provider; (iii) analyses of data that justify the progress; and (iv) the Company's judgment. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made. The Company's historical clinical accrual estimates have not been materially different from the actual costs.

Stock-Based Compensation

Stock-based payments are accounted for in accordance with the provisions of ASC 718, *Compensation—Stock Compensation*. The fair value of stock-based payments is estimated, on the date of grant, using the Black-Scholes-Merton model. The resulting fair value is recognized ratably over the requisite service period, which is generally the vesting period of the option. The Company has elected to account for forfeitures as they occur.

The Company has elected to use the Black-Scholes-Merton option pricing model to value any options granted. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

A discussion of management's methodology for developing some of the assumptions used in the valuation model follows:

Expected Dividend Yield—The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company bases the expected volatility on the historical volatility of the Company's publicly traded common stock.

Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of each option grant during the year, having a term that most closely resembles the expected life of the option.

Expected Term—This is a period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of 10 years. The Company estimates the expected life of the option term to be 6.25 years. The Company uses a simplified method to calculate the average expected term.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and the financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions pursuant to ASC 740. Financial statement recognition of a tax position taken or expected to be taken in a tax return is determined based on a more-likely-than-not threshold of that tax position being sustained. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

Comprehensive Loss

Comprehensive loss comprises net loss and other changes in equity that are excluded from net loss. For the years ended December 31, 2022, 2021 and 2020, the Company's net loss was equal to comprehensive loss and, accordingly, no additional disclosure is presented.

Recently Issued Accounting Pronouncements

There have been no accounting pronouncements issued but not yet adopted by the Company that are expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. Net Loss Per Share of Common Stock

Basic net loss per common share is determined by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common stock equivalents outstanding for the period. The treasury stock method is used to determine the dilutive effect of the Company's stock options and restricted stock units (RSUs).

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average common shares outstanding, as they would be anti-dilutive:

	2022	2021	2020
Stock options and RSUs	9,313,102	7,908,122	6,143,594

4. Prepaid Expenses and Other Current Assets

The following is a summary of the Company's prepaid expenses and other current assets at December 31:

	2022	2021
Prepaid research and development expenses	$ 2,300,209	$ 273,396
Other prepaid expenses	399,861	259,061
Other receivables	144,016	1,347
Prepaid expenses and other current assets	$ 2,844,086	$ 533,804

5. Property and Equipment

Property and equipment, net consisted of the following at December 31:

	2022	2021
Furniture and fixtures	$ 342,203	$ 345,712
Laboratory equipment	1,343,081	1,406,346
Office equipment	17,762	17,762
Computer equipment	309,826	305,784
Leasehold improvements	616,133	616,133
Property and equipment	2,629,005	2,691,737
Less accumulated depreciation	(2,386,615)	(2,322,895)
Property and equipment, net	$ 242,390	$ 368,842

Depreciation of property and equipment totaled $207,145, $264,600 and $270,754 for the years ended December 31, 2022, 2021 and 2020, respectively.

6. Accrued Expenses

The following is a summary of the Company's accrued expenses at December 31:

	2022	2021
Accrued research and development expenses	$ 3,484,742	$ 5,824,365
Accrued bonuses	2,664,613	2,152,302
Accrued consulting and other professional fees	499,592	299,607
Accrued employee benefits	300,653	348,752
Other accrued expenses	42,406	90,342
Accrued expenses	$ 6,992,006	$ 8,715,368

7. Operating Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the circumstances present. The Company determines a lease exists if the contract conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all of the economic benefits from the use of an identified asset as well as direct the right to use of that asset. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less on the lease commencement date. If a contract is considered to be a lease, the Company recognizes a lease liability based on the present value of the future lease payments over the expected lease term, with an offsetting entry to recognize a right-of-use asset. The Company has also elected to use the practical expedient and account for each lease component and related non-lease component as one single component. The lease component results in a right-of-use asset being recorded on the balance sheet and amortized as lease expense on a straight-line basis.

The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a term similar to the term of the lease for which the rate is estimated. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

The Company leases office and research space in Rockville, Maryland under an operating lease with a term from June 15, 2015 through October 31, 2023 (as amended to date, the Lease) that is subject to annual rent increases. The Company paid a security deposit of $52,320 to be held until the expiration or termination of the Company's obligations under the Lease. The Company has a renewal option as set forth in the Lease.

The Company identified and applied the following significant assumptions in recognizing the right-of-use asset and corresponding liability for the Lease:

- Lease term – The lease term includes both the noncancelable period and, when applicable, cancelable option periods where failure to exercise such option would result in an economic penalty. The Company's renewal option to extend is not reasonably certain of being exercised as of December 31, 2022.

- Incremental borrowing rate – As the Company's lease does not provide an implicit rate, the Company used an incremental borrowing rate (IBR), which is the rate incurred to borrow on a collateralized basis over a term similar to the term of the lease for which the rate is estimated. The Company determined the IBR to be 8% based on an estimated rate that considered the Company's credit risk in the United States for a collateralized borrowing and lease term similar to the Lease.

As of December 31, 2022 the weighted-average remaining lease term was 0.8 years. There were no additional operating leases entered into during the year ended December 31, 2022.

The components of lease expense and related cash flows were as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Operating lease cost	$ 927,957	$ 927,957	$ 927,957
Variable lease cost	612,391	490,871	593,973
Total operating lease cost	$ 1,540,348	$ 1,418,828	$ 1,521,930
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows for operating leases	$ 1,104,406	$ 1,077,469	$ 1,051,190

Maturities of lease liability due under these lease agreements as of December 31, 2022 were as follows:

	Operating Lease Obligation
2023	$ 940,842
Thereafter	—
Total	940,842
Present value adjustment	(22,287)
Present value of lease payments	$ 918,555

8. Stockholders' Equity

Common Stock

At-The-Market Equity Offerings

On September 28, 2017, the Company entered into an at-the-market sales agreement (the 2017 Sales Agreement) with Cowen and Company, LLC (Cowen) to sell up to $100.0 million of the Company's common stock registered under a shelf registration statement filed with the U.S. Securities and Exchange Commission in September 2017. During the year ended December 31, 2020, the Company issued and sold 4,136,742 shares of common stock under the 2017 Sales Agreement at a weighted average price per share of $3.52, for aggregate net proceeds of $14.1 million, after deducting commissions and offering expenses. The shelf registration statement, under which the shares that could be sold under the 2017 Sales Agreement were registered, expired on October 6, 2020.

On October 7, 2020, the Company filed a prospectus supplement to a shelf registration statement that it filed in May 2019 and entered into a new at-the-market sales agreement (the 2020 Sales Agreement) with Cowen. Under the 2020 Sales Agreement, the Company may sell up to $100.0 million of the Company's common stock registered under the shelf registration statement that was filed in May 2019. The 2020 Sales Agreement replaced the 2017 Sales Agreement between the Company and Cowen, and the $100.0 million that may be sold under the 2020 Sales Agreement excludes any amounts that were sold under the 2017 Sales Agreement. During the year ended December 31, 2020, the Company issued and sold 1,024,760 shares of common stock under the 2020 Sales Agreement at a weighted average price per share of $3.74, for aggregate net proceeds of $3.7 million, after deducting commissions and offering expenses. During the year ended December 31, 2021, the Company issued and sold an additional 3,092,603 shares of common stock under the 2020 Sales Agreement at a weighted average price per share of $3.57, for aggregate net proceeds of $10.7 million, after deducting commissions and offering expenses. There were no shares sold under the 2020 Sales Agreement in the year ended December 31, 2022.

In March 2022, the Company filed a shelf registration statement with the SEC, which was declared effective on April 22, 2022. Upon the effectiveness of the new registration statement, the prior shelf registration statement, under which the shares that could be sold under the 2020 Sales Agreement were registered, was deemed to be terminated. On April 28, 2022, the Company entered into a new at-the-market sales agreement (the 2022 Sales Agreement) with Cowen. Under the 2022 Sales Agreement, the Company may sell up to $100.0 million in shares of its common stock. During the year ended December 31, 2022, the Company issued and sold 1,953,854 shares of common stock under the 2022 Sales Agreement at a weighted average price per share of $2.22, for aggregate net proceeds of $4.2 million, after deducting commissions and offering expenses. As of December 31, 2022, approximately $95.7 million remained available to be sold under the terms of the 2022 Sales Agreement.

Subsequent to December 31, 2022 and through the date these financial statements were issued, the Company issued and sold 9,822,930 shares of common stock under the 2022 Sales Agreement at a weighted average price per share of $3.01, for aggregate net proceeds of $28.7 million, after deducting commissions and offering expenses. As of the date these financial statements were issued, approximately $66.0 million remained available to be sold under the terms of the 2022 Sales Agreement.

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan (the 2003 Plan) provided for the grant of incentives and nonqualified stock options and restricted stock awards. The exercise price for incentive stock options must be at least equal to the fair value of the common stock on the grant date. Unless otherwise stated in a stock option agreement, 25% of the shares subject to an option grant will vest upon the first anniversary of the vesting start date and thereafter at the rate of one forty-eighth of the option shares per month as of the first day of each month after the first anniversary. Compensation expense is recognized on a straight-line basis. Upon termination of employment by reasons other than death, cause, or disability, any vested options shall terminate 60 days after the termination date. Stock options terminate 10 years from the date of grant. The 2003 Plan expired on May 21, 2013.

A summary of the Company's stock option activity under the 2003 Plan for the year ended December 31, 2022 is as follows:

	OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding as of December 31, 2021	93,465	$ 2.00	0.3	
Options forfeited	(93,465)	2.00		
Outstanding, Vested and Exercisable as of December 31, 2022.	—	—	—	$ —

The 2003 Plan had no options outstanding as of December 31, 2022. There were no options granted under the 2003 Plan in 2022, 2021 and 2020. During 2021 and 2020, the Company issued 3,785 and 285,087 shares of common stock, respectively, in conjunction with exercises of stock options granted under the 2003 Plan. The Company received cash proceeds from the exercise of these stock options of $4,239 and $319,297 during 2021 and 2020, respectively. Total intrinsic value of the options exercised during the years ended December 31, 2021 and 2020 was $8,668 and $921,168, respectively. There were no options exercised under the 2003 Plan in 2022.

2013 Equity Incentive Plan

The Company's board of directors adopted, and its stockholders approved, its 2013 Equity Incentive Plan (the 2013 Plan) effective on January 9, 2014. The 2013 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the Code), to the Company's employees and its parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to its employees, including officers, consultants and directors. The 2013 Plan also provides for the grant of performance cash awards to the Company's employees, consultants and directors. Unless otherwise stated in a stock option agreement, 25% of the shares subject to an option grant will typically vest upon the first anniversary of the vesting start date and thereafter at the rate of one forty-eighth of the option shares per month as of the first day of each month after the first anniversary. Upon termination of employment by reasons other than death, cause, or disability, any vested options shall terminate 90 days after the termination date, unless otherwise set forth in a stock option agreement. Stock options generally terminate 10 years from the date of grant.

Authorized Shares

The maximum number of shares of common stock that may be issued under the 2013 Plan was 1,000,000 shares, plus any shares subject to stock options or similar awards granted under the 2003 Plan that expire or terminate without having been exercised in full or are forfeited to or repurchased by the Company. In May 2022, the 2013 Plan was amended to increase the existing share reserve by 2,619,622 shares, and provide that, beginning on January 1, 2023 and ending on (and including) January 1, 2029, the maximum number of shares of common stock that may be issued under the 2013 Plan will cumulatively be increased by 4% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the board of directors or the compensation committee thereof. The maximum number of shares that may be issued pursuant to exercise of incentive stock options under the 2013 Plan is 20,000,000. As of December 31, 2022, the total number of shares reserved for issuance under the 2013 Plan was 9,506,767 shares, of which 1,976,154 shares were available for future grants.

Shares issued under the 2013 Plan may be authorized but unissued or reacquired shares of common stock. Shares subject to stock awards granted under the 2013 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2013 Plan. Additionally, shares issued pursuant to stock awards under the 2013 Plan that the Company repurchases or that are forfeited, as well as shares reacquired by the Company as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2013 Plan.

Stock Options

A summary of the Company's stock option activity under the 2013 Plan for the year ended December 31, 2022 is as follows:

	OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding as of December 31, 2021	5,655,457	$ 8.30	6.0	
Options granted	2,020,800	1.06		
Options forfeited	(901,465)	6.56		
Outstanding as of December 31, 2022	6,774,792	6.37	6.1	$ 3,506
Vested or expected to vest as of December 31, 2022 .	6,585,192	6.52	6.0	3,142
Exercisable as of December 31, 2022	4,449,925	8.72	4.7	37

As of December 31, 2022, there was $2,589,179 of total unrecognized compensation expense related to unvested options that will be recognized over a weighted-average period of approximately 2.0 years. The total fair value of options that vested in the years ended December 31, 2022, 2021 and 2020 was $3,306,412, $5,936,641 and $7,347,548, respectively. There were no options exercised under the 2013 Plan during the years ended December 31, 2022, 2021 or 2020.

In January 2022, the Company granted stock options to purchase an aggregate of 189,600 shares to certain employees under the 2013 Plan that are subject to performance vesting conditions. The shares will vest upon achievement of milestones as follows: (i) one-half of the shares will vest upon FDA approval of uproleselan for patients with relapsed/refractory acute myeloid leukemia and (ii) one-half of the shares will vest upon the first commercial sale of uproleselan in the United States or abroad. The maximum fair value of $151,680 associated with the performance-based options granted in January 2022 is excluded from the unrecognized compensation expense under the 2013 Plan as the achievement of the performance milestones was not deemed to be probable as of December 31, 2022. The Company will reevaluate at the end of each reporting period the probability that the performance conditions will be achieved and will record any adjustments to the compensation cost at that time.

Restricted Stock Units (RSUs)

A restricted stock unit (RSU) is a stock award that entitles the holder to receive shares of the Company's common stock as the award vests. The fair value of each RSU is based on the closing price of the Company's common stock on the date of grant. In January 2021, the Company awarded RSUs under the 2013 Plan to all of its employees. The RSUs granted vest over four years in equal installments on each anniversary of the grant date. Compensation expense is recognized on a straight-line basis. As of December 31, 2022, there was $534,083 of total unrecognized compensation expense associated with these RSU grants that will be recognized over a weighted-average period of approximately 2.1 years.

The following is a summary of RSU activity for the 2013 Plan for the year ended December 31, 2022:

	Number of Shares Underlying RSUs	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2021.	345,600	$ 3.70
Forfeited.	(30,765)	3.81
Vested.	(110,050)	3.45
Unvested at December 31, 2022.	204,785	3.81

Inducement Plan

In January 2020, the Company's board of directors adopted the GlycoMimetics, Inc. Inducement Plan (the Inducement Plan). The Inducement Plan provides for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other forms of stock awards to individuals not previously an employee or director of the Company as an inducement for such individuals to join the Company. Unless otherwise stated in an applicable stock option agreement, one-fourth of the shares subject to an option grant under the Inducement Plan will typically vest upon the first anniversary of the vesting start date, with the balance of the shares vesting in a series of thirty-six successive equal monthly installments as of the first day of each month measured from the first anniversary of the vesting start date, subject to the new employee's continued service with the Company through the applicable vesting dates. Upon termination of employment by reasons other than death, cause or disability, any vested options will terminate 90 days after the termination date, unless otherwise set forth in a stock option agreement. Stock options generally terminate 10 years from the date of grant. There were 500,000 shares of common stock reserved under the Inducement Plan at its adoption date. In August 2021, the Company's board of directors adopted an amendment to the Inducement Plan to increase the number of shares reserved to 2,000,000 shares, and in January 2022 the Company's board of directors adopted an amendment to the Inducement Plan to further increase the number of shares reserved to 3,000,000 shares. As of December 31, 2022, there were 656,383 shares available for future grants under the Inducement Plan.

A summary of the Company's stock option activity under the Inducement Plan for the year ended December 31, 2022 is as follows:

	OUTSTANDING OPTIONS		WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding as of December 31, 2021	1,813,600	$	2.08	9.6	
Options granted	535,000		0.98		
Options forfeited	(15,075)		3.67		
Outstanding as of December 31, 2022	2,333,525		1.82	8.7	$ 2,867
Vested or expected to vest as of December 31, 2022 .	1,749,325		1.76	8.8	2,249
Exercisable as of December 31, 2022	425,104		2.13	8.5	402

As of December 31, 2022, there was $1,473,466 of total unrecognized compensation expense related to unvested options under the Inducement Plan that will be recognized over a weighted-average period of approximately 2.7 years. The total fair value of options that vested in the years ended December 31, 2022 and 2021 was $604,440 and $73,334, respectively. During the year ended December 31, 2021, the Company received cash of $20,790 and issued 10,092 shares of common stock in conjunction with exercises of stock options granted under the Inducement Plan. The intrinsic value of the options exercised for the year ended December 31, 2021 was $1,944. There were no options exercised under the Inducement Plan during the years ended December 31, 2022 or 2020.

During the years ended December 31, 2022 and 2021, the Company granted stock options to purchase an aggregate of 584,200 shares to certain newly hired employees under the Inducement Plan which options were subject to the same performance vesting conditions described above with respect to the stock options granted in January 2022 under the 2013 Plan. The maximum fair value of $825,353 associated with the performance-based options is excluded from the unrecognized compensation expense under the Inducement Plan as the achievement of the performance milestones was not deemed to be probable as of December 31, 2022. The Company will reevaluate at the end of each reporting period the probability that the performance conditions will be achieved and will record any adjustments to the compensation cost at that time.

The weighted-average fair value of the options granted under all equity incentive plans during the years ended December 31, 2022, 2021 and 2020 was $0.76, $1.85 and $3.17 per share, respectively, applying the Black-Scholes-Merton option pricing model utilizing the following weighted-average assumptions:

	2022	2021	2020
Expected term	6.25 years	6.25 years	6.25 years
Expected volatility	84.66%	84.19%	84.40%
Risk-free interest rate	1.90%	0.78%	1.41%
Expected dividend yield	0%	0%	0%

Total stock-based compensation expense associated with stock options and RSUs was classified as follows on the statement of operations for the years ended December 31:

	2022	2021	2020
Research and development expense	$ 1,059,591	$ 2,214,848	$ 2,946,952
General and administrative expense	2,797,989	3,872,438	3,954,806
Total stock-based compensation expense	$ 3,857,580	$ 6,087,286	$ 6,901,758

9. Income Taxes

The components of the gross deferred tax asset and related valuation allowance at December 31 were as follows:

	2022	2021
Deferred income tax assets:		
Net operating loss carryforward	$ 82,784,742	$ 79,788,146
Research and orphan drug credits	51,184,585	47,976,370
Capitalized research costs	7,125,276	—
Capitalized start-up costs	726,724	920,516
Patent amortization	58,010	73,480
Stock-based compensation	7,247,715	7,102,947
Accrued bonus	733,235	592,260
Operating lease liabilities	252,777	528,340
Other	210,237	209,580
Gross deferred income tax assets	150,323,301	137,191,639
Valuation allowance	(149,972,514)	(136,613,829)
Net deferred income tax assets	350,787	577,810
Deferred income tax liabilities:		
Operating lease right-of-use assets	(206,704)	(433,727)
Property and equipment	(144,083)	(144,083)
Gross deferred income tax liabilities	(350,787)	(577,810)
Net deferred income tax asset/(liability)	$ —	$ —

Based on the Company's operating history and management's expectation regarding future profitability, management believes the Company's deferred tax assets will not be realizable under ASC 740, *Income Taxes*. Accordingly, a full valuation allowance was established as of December 31, 2022 and 2021.

Effective for tax years beginning on or after January 1, 2022, pursuant to the Tax Cuts and Jobs Act of 2017, companies are required to capitalize and amortize Internal Revenue Code Section 174 research and experimental expenses paid or incurred over 5 years for research and development performed in the United States and 15 years for research and development performed outside of the United States. As a result of the Internal Revenue Code Section 174 research and experimental expense capitalization, the Company recognized a deferred tax asset for the future tax benefit of the amortization deductions with an offsetting increase in the valuation allowance on deferred tax assets.

As of December 31, 2022, the Company had $300.8 million of U.S. Federal and state net operating losses, $10.6 million of research and development tax credits and $40.6 million of orphan drug tax credits available to carry forward. A portion of the net operating loss carryforwards will begin to expire in 2026, the research and development tax credits in 2023 and the orphan drug tax credit in 2033. Under current federal income tax laws, federal net operating losses incurred in 2018 and in future years may be carried forward, indefinitely, but the deductibility of such federal net operating losses is limited.

The Company's tax attributes, including net operating losses and credits, are subject to any ownership changes as defined under Internal Revenue Code Sections 382 and 383. A change in ownership could affect the Company's ability to utilize its net operating losses and credits. As of December 31, 2022, the Company does not believe that an ownership change has occurred. Any future ownership changes may cause a limitation on the Company's ability to utilize existing tax attributes.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Maryland. The Company's federal income tax returns for tax years 2003 and after remain subject to examination by the U.S. Internal Revenue Service due to tax attributes available to be carried forward to open or future tax years. The Company's Maryland income tax returns for the tax years 2006 and thereafter remain subject to examination by the Comptroller of Maryland. In addition, all of the net operating losses, research and development tax credit and orphan drug credit carryforwards that may be used in future years are still subject to adjustment.

The Company did not have unrecognized tax benefits as of December 31, 2022 and 2021, and does not anticipate this to change significantly over the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Reconciliations between the statutory federal income tax rate and the effective income tax rate of income tax expense is as follows as of December 31:

	2022	2021	2020
U.S. Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State taxes	6.1	5.9	5.7
Research credit	0.6	0.9	0.7
Orphan drug credit	4.8	6.6	9.8
Other	(3.9)	(0.3)	0.4
Change in valuation allowance	(28.6)	(34.1)	(37.6)
Provision for income taxes	— %	— %	— %

10. Research and License Agreements

Apollomics

In January 2020, the Company entered into a collaboration and license agreement (the Agreement) with Apollomics (Hong Kong), Limited (Apollomics) for the development, manufacture and commercialization of products derived from two of the Company's compounds, GMI-1271 and GMI-1687 (the Products) for therapeutic and prophylactic uses (the Field) in China, Taiwan, Hong Kong and Macau (the Territory). Under the terms of the Agreement, the Company granted Apollomics:

- an exclusive license, with the right to sublicense, to develop, manufacture and have manufactured, distribute, market, promote, sell, have sold, offer for sale, import, label, package and otherwise the Products in the Field in the Territory; and

- a non-exclusive license to conduct preclinical research with respect to Products in the Field outside of the Territory for the purposes of developing such Products for use in the Territory.

In June 2020, the Company and Apollomics entered into a clinical supply agreement pursuant to which the Company will manufacture and supply the Products at agreed upon prices. Apollomics has the option to begin manufacture of the Products after appropriate material transfer requirements are met. During the year ended December 30, 2021, the Company recognized $1.1 million as revenue from the sale of clinical supplies to Apollomics. There were no sales of clinical supplies under the Agreement for the year ended December 31, 2022.

The Company evaluated the Agreement under the provisions of ASC 606 and identified two performance obligations under this revenue arrangement: the (i) delivery of functional licenses and (ii) manufacture and supply of the Products. The initial transaction price consists of a $9.0 million non-refundable up-front payment which was allocated to the delivered functional licenses and recognized in full as revenue in the first quarter of 2020 given that the performance obligation was satisfied upon inception. The Agreement contains various forms of variable consideration, including (i) up to $75.0 million in development milestones based on achievement of certain clinical and regulatory events, (ii) up to $105.0 million of sales-based commercial milestones based on achievement of certain annual net sales targets, (iii) sales-based royalties at specified percentages of net sales ranging from the high single digits to 15%, and (iv) manufacture and supply of clinical and commercial Products. The Company has fully constrained the development milestone consideration using the most likely amount method and will recognize that revenue when it is probable that recognition of revenue related to the milestone will not result in a significant reversal in amounts recognized in future periods, and as such have been excluded from the transaction price. In September 2020, the Company received a non-refundable $1.0 million development milestone payment upon acceptance by Chinese regulatory authorities of a Phase 3 bridging study design to support registration in China. The Company recognized this $1.0 million payment as revenue in the quarter ended September 30, 2020. The Company did not recognize any milestone revenue under the Agreement for the years ended December 31, 2022 and 2021.

The Company will recognize revenue related to the sales-based commercial and royalty milestones and royalties at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied), as they were determined to relate predominantly to the licenses granted to Apollomics and, therefore, have been excluded from the transaction price. Lastly, the Company has determined that the consideration for the manufacturing and supply is all variable and is fully constrained. Variable consideration allocated to manufacturing and supply will be recognized at a point in time when the Product is delivered and when the title to the Product is transferred to the customer pursuant to the agreement. The Company reassesses the transaction price in each reporting period and upon the occurrence of a change in circumstances or final resolution of any particular event.

11. Employee Benefit Plan

The Company has a defined contribution plan under the Internal Revenue Code Section 401(k). This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. For the years ended December 31, 2022, 2021 and 2020, the Company matched 50% up to the first 6% of employee contributions. All matching contributions have been paid by the Company. The Company's matching contributions vest in full immediately. The total Company matching contributions were approximately $254,000, $270,000 and $252,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

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Board of Directors

Timothy Pearson [2*]

Chair of the Board of Directors
Chief Executive Officer, Carrick Therapeutics

Patricia Andrews [1]

Chief Executive Officer, Sumitomo Dainippon Pharma Oncology, Inc.

Mark Goldberg, M.D. [2,3*]

Former Executive Vice President, Medical and
Regulatory Strategy, Synageva BioPharma Corp.

Scott Jackson [1,2]

Former Chief Executive Officer and Director,
Celator Pharmaceuticals, Inc.

Daniel Junius [1*,3]

Former President and Chief Executive Officer, ImmunoGen, Inc.

Rachel King

Former President and Chief Executive Officer, GlycoMimetics, Inc.

Scott Koenig, M.D., Ph.D. [3]

President and Chief Executive Officer and Director, MacroGenics, Inc.

Harout Semerjian

President and Chief Executive Officer, GlycoMimetics, Inc.

[1] Audit Committee
[2] Compensation Committee
[3] Nominating and Corporate Governance Committee
*Committee Chair

Executive Officers

Harout Semerjian

President and Chief Executive Officer

Brian Hahn

Chief Financial Officer and Senior Vice President

Bruce Johnson

Chief Commercial Officer and Senior Vice President

Chinmaya Rath

Chief Business Officer and Senior Vice President

Edwin Rock, M.D., Ph.D.

Chief Medical Officer and Senior Vice President

Corporate Information

Corporate Headquarters

9708 Medical Center Drive
Rockville, MD 20850

Phone: 240-243-1201

Listing

Nasdaq Global Market
Symbol "GLYC"

Virtual Annual Stockholders Meeting

Friday, May 19, 2023, 9:00 a.m. Eastern Time
virtualshareholdermeeting.com/GLYC2023

Transfer Agent

American Stock Transfer & Trust Company

Independent Registered Public Accounting Firm

Ernst & Young LLP

Corporate Governance

GlycoMimetics, Inc. is strongly committed to the highest standards of ethical conduct and corporate governance. Our Board of Directors has adopted Corporate Governance Guidelines, along with charters of the Board Committees and a Code of Business Conduct and Ethics for directors, officers and employees, all of which are available on the company's website at www.glycomimetics.com.

RESPONSIBILITY

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ACCOUNTABILITY

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TRUST

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INTEGRITY

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MASTERY

 Glyco**Mimetics,** Inc.

Corporate Headquarters
9708 Medical Center Drive
Rockville, MD 20850
glycomimetics.com